Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock, and

Associated Preferred Stock Purchase Rights, of

Sequenom, Inc.

at

$2.40 Net Per Share in Cash

by

Savoy Acquisition Corp.

a direct wholly owned subsidiary of

Laboratory Corporation of America Holdings

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., EASTERN

TIME, ON WEDNESDAY, SEPTEMBER 7, 2016, UNLESS THE OFFER IS EXTENDED.

Savoy Acquisition Corp., a Delaware corporation (“Purchaser”) and direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), is making an offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the shares of the Common Stock, the “Shares”), at a price of $2.40 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of July 26, 2016 (the “Merger Agreement”), by and among LabCorp, Purchaser and Sequenom. Following the completion of the Offer, Purchaser will be merged with and into Sequenom (the “Merger”) without a vote of the stockholders of Sequenom in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Sequenom will survive as a direct wholly owned subsidiary of LabCorp, and each Share not previously purchased in the Offer will be converted into the right to receive the Offer Price in cash. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Sequenom board of directors has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interests of, Sequenom and its stockholders, (ii) agreed that the Merger Agreement shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn prior to 12:01 a.m., Eastern Time, on the expiration date of the Offer, Shares that, considered together with all other Shares (if any) otherwise owned by Purchaser, would represent one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer within the meaning of Section 251(h)(6)(a) of the DGCL, including for the purposes of this calculation (i) Shares subject to Sequenom restricted stock awards, plus (ii) the aggregate number of

Shares issuable to holders of Sequenom stock options and warrants to purchase Shares from which Sequenom has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus (iii) the aggregate number of Shares issuable upon the deemed or pending exercise, if any, prior to or at the expiration of the Offer of any warrants and the convertible notes issued pursuant to the Indenture dated as of September 17, 2012 by and between Sequenom and Wells Fargo Bank, National Association, as trustee, and the Indenture dated as of June 9, 2015, by and between Sequenom and Wells Fargo Bank, National Association, as trustee (the “Convertible Notes”) excluding any warrants included in clause (ii) (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in this Offer to Purchase, including, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and other customary conditions as described in Section 14—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1-6. You should read this entire document carefully before deciding whether to tender your Shares.

Questions and requests for assistance may be directed to Morrow Sodali Global, LLC, our Information Agent, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any of the other Offer documents may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

August 9, 2016

IMPORTANT

Stockholders desiring to tender their Shares in the Offer must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender their Shares to Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of Sequenom, Inc. (“Sequenom”) common stock, together with the associated preferred stock purchase rights (the “Shares”)

Price Offered Per Share:	$2.40 net to you in cash, without interest, subject to any tax withholding

Scheduled Expiration of Offer:	12:01 a.m., Eastern Time, on Wednesday, September 7, 2016, unless extended

Purchaser:	Savoy Acquisition Corp., a direct wholly owned subsidiary of Laboratory Corporation of America Holdings (“LabCorp”)

Sequenom Board Recommendation:	The board of directors has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interests of, Sequenom and its stockholders, (ii) agreed that the Merger Agreement shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer.

The following are some of the questions you, as a stockholder of Sequenom, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal.

Who is offering to buy my shares?

Purchaser is Savoy Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of LabCorp, formed for the purpose of making this Offer and acquiring all outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning LabCorp and Purchaser.” In this Offer to Purchase, unless the context requires otherwise, the terms “we”, “our” and “us” refer to Purchaser.

How many Shares are you offering to purchase in the Offer?

We are seeking to purchase all outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment? Will I have to pay any fees or commissions?

We are offering to pay $2.40, net to you in cash, without interest and subject to any tax withholding, for each Share tendered and accepted for payment in the Offer (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”). If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

What does the board of directors of Sequenom think of the Offer?

The Sequenom board of directors has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interests of, Sequenom and its stockholders, (ii) agreed that the Merger Agreement shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

What is the market value of my Shares as of a recent date?

On July 26, 2016, the last trading day before we announced the execution of the Merger Agreement, the closing price of Sequenom’s common stock reported on the NASDAQ Global Select Market was $0.85 per Share. On August 8, 2016, the last full trading day before commencement of the Offer, the closing price of Sequenom’s common stock reported on the NASDAQ Global Select Market was $2.37 per Share. We recommend that you obtain a recent quotation for Sequenom’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 12:01 a.m., Eastern Time, on Wednesday, September 7, 2016 to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use the guaranteed delivery procedure that is described in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended under certain circumstances. Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. We have agreed in the Merger Agreement that from time to time the Offer may be extended as follows:

•	If at any otherwise scheduled expiration date, any of the Offer conditions have not been satisfied or waived, we may, in our sole discretion (and we must, at the request of Sequenom), extend the Offer for one or more successive periods of up to 10 business days each to permit such Offer condition to be satisfied; provided, however, that in no event shall we be required to extend the Offer beyond the earlier of the termination of the Merger Agreement in accordance with its terms and the first business day immediately following December 26, 2016 (the “Extension Deadline”) nor will we extend the Offer beyond the Extension Deadline without the prior written consent of Sequenom.

•	We must extend the Offer for any period required by applicable laws, rules or regulations, including any interpretation or position of the Securities and Exchange Commission (the “SEC”) or the NASDAQ Global Select Market, and for periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under applicable antitrust laws has expired or been terminated, until the Extension Deadline.

See Section 1—“Terms of the Offer” for additional information about our obligations to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the Depositary for the Offer (referred to as “AST” or the “Depositary”), and notify Sequenom stockholders by making a public announcement of the extension, before 9:00 a.m., Eastern time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

Will you provide a subsequent offering period?

We do not expect to provide for a subsequent offering period for the Offer and the Merger Agreement does not permit us to do so without the prior written consent of Sequenom.

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, considered together with all other Shares (if any) otherwise owned by us, would represent one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer within the meaning of Section 251(h)(6)(a) of the DGCL, including for the purposes of this calculation:

(i)	Shares subject to Sequenom restricted stock awards, plus

(ii)	the aggregate number of Shares issuable to holders of warrants from which Sequenom has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus

(iii)	the aggregate number of Shares issuable upon the deemed or pending exercise, if any, prior to or at the expiration of the Offer of any Sequenom warrants and Convertible Notes excluding any Sequenom warrants included in clause (ii).

We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered in the Offer if, among other things:

•	any representations and warranties of Sequenom are not true and correct as of the dates specified in the Merger Agreement (subject to certain qualifications set forth in the Merger Agreement);

•	Sequenom has not (subject to certain qualifications set forth in the Merger Agreement) complied with or performed in all material respects all of the covenants and agreements it is required to comply with or perform at any time prior to accepting, for the first time, for payment and paying for such number of Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”);

•	since the date of the Merger Agreement, there has occurred a Company Material Adverse Effect (as defined in the Merger Agreement and described below) on Sequenom that is continuing as of the Offer Acceptance Time;

•	any applicable waiting period under the HSR Act has not expired or terminated;

•	any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer is issued or in effect or any action has been taken by a governmental body that directly or indirectly prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; or

•	the Merger Agreement has terminated in accordance with its terms.

The Offer is also subject to other conditions. See Section 14—“Conditions of the Offer.”

Do you have the financial resources to pay for the Shares tendered in the Offer?

Yes. LabCorp will provide us with sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not believe that our financial condition is relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. LabCorp has arranged for Purchaser to have sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. See Section 10—“Source and Amount of Funds.”

How do I tender my Shares?

To tender certificated Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to AST, the Depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. To tender Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed (or manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by AST, the Depositary for the Offer, before the Offer expires pursuant to the book-entry procedures described in Section 3—“Procedure for Tendering Shares—Book Entry Transfer.” If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to AST, the Depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by October 8, 2016, you may withdraw them at any time thereafter until we accept them for payment. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

Can holders of vested stock options, restricted stock units and restricted stock awards participate in the tender offer?

The Offer is only for Shares (including restricted stock awards) and not for any options to acquire Shares or any restricted stock units. Prior to the Offer Acceptance Time, Sequenom is required to take all actions necessary to provide that:

(i)

each option outstanding and unexercised as of immediately prior to the effective time of the Merger (the “Effective Time”) and held by an individual who, as of the Effective Time, is an active employee, director or consultant of Sequenom, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, and, as of the Effective Time, each option that is then outstanding and unexercised shall be cancelled and converted into the right to receive a certain amount of cash (as described below in Section 13);

(ii)	each restricted stock unit that is outstanding as of immediately prior to the Effective Time and held by an individual who, as of the Effective Time, is an active employee, director or consultant of Sequenom, will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and, as of the Effective Time, each restricted stock unit that is outstanding shall be cancelled and converted into the right to receive a certain amount of cash (as described below in Section 13); and

(iii)	each restricted stock award that is outstanding as of immediately prior to the Offer Acceptance Time will accelerate and become fully vested such that Sequenom’s right of reacquisition or repurchase, as applicable, will lapse in full effective immediately prior to, and contingent upon, the Offer Acceptance Time and, as of the Offer Acceptance Time, each Share underlying each restricted stock award will be treated as an outstanding Share for purposes of the Offer.

See Section 13—“The Merger Agreement; Other Agreements.”

If Shares are purchased in the Offer, will Sequenom continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. After completion of the Merger, LabCorp will own all outstanding capital stock of Sequenom, and Sequenom’s common stock will no longer be publicly owned. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If the Offer is completed and we accordingly acquire a number of Shares that satisfy the Minimum Condition and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Sequenom pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Sequenom will not be required to vote on the Merger Agreement and if the Merger is consummated all Sequenom stockholders who did not tender their Shares in the Offer will, if they do not otherwise properly demand appraisal rights under the DGCL, receive an amount in cash, payable to the holder thereon, without any interest thereon, equal to the Offer Price upon consummation of the Merger.

There are no appraisal rights available in connection with the Offer, but stockholders who have not tendered their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of DGCL, if those rights are perfected. See the “Introduction” to this Offer to Purchase.

What are the U.S. federal income tax consequences of the Offer?

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See the “Introduction” to this Offer to Purchase and Section 5—“Certain U.S. Federal Income Tax Consequences” for a description of certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger. Stockholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be canceled. Unless you exercise appraisal rights under the DGCL, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest paid on that amount. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under the DGCL.

Who can I talk to if I have questions about the Offer?

You may call Morrow Sodali Global, LLC, the Information Agent for the Offer, at (203) 658-9400 if you are a bank or broker or (855) 222-5261 if you are a stockholder. See the back cover of this Offer to Purchase for additional information on how to contact our Information Agent. The Information Agent is not making any recommendation with respect to the Offer.

To the Holders of Sequenom Common Stock:

INTRODUCTION

Savoy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), is making an Offer to Purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the shares of the Common Stock, the “Shares”), at a price of $2.40 per Share, net to the seller in cash, without interest and subject to any tax withholding (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

Purchaser is making this Offer pursuant to an Agreement and Plan of Merger, dated as of July 26, 2016 (the “Merger Agreement”), by and among LabCorp, Purchaser and Sequenom. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), Purchaser will be merged with and into Sequenom without a vote of the stockholders of Sequenom in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with Sequenom surviving the Merger as a direct wholly owned subsidiary of LabCorp (the “Merger “). At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares owned by LabCorp, Purchaser, Sequenom or their subsidiaries, or its stockholders who properly perfect their appraisal rights under the Delaware General Corporation Law, as amended (the “DGCL”) will be converted into the right to receive the Offer Price in cash, without interest and subject to any tax withholding.

The Sequenom board of directors has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interests of, Sequenom and its stockholders, (ii) agreed that the Merger Agreement shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer.

For factors considered by Sequenom’s board of directors, see Sequenom’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn prior to 12:01 a.m., Eastern Time, on the expiration date of the Offer, Shares that, considered together with all other Shares (if any) otherwise owned by Purchaser, would represent one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer within the meaning of Section 251(h)(6)(a) of the DGCL, including for the purposes of this calculation (i) Shares subject to Sequenom restricted stock awards, plus (ii) the aggregate number of Shares issuable to holders of Sequenom stock options and warrants to purchase Shares from which Sequenom has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus (iii), the aggregate number of Shares issuable upon the deemed or pending exercise, if any, prior to or at the expiration of the Offer of any warrants and the convertible notes issued pursuant to the Indenture dated as of September 17, 2012 by and between Sequenom and Wells Fargo Bank,

National Association, as trustee, and the Indenture dated as of June 9, 2015, by and between Sequenom and Wells Fargo Bank, National Association, as trustee (the “Convertible Notes”) excluding any warrants included in clause (ii) (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in this Offer to Purchase, including, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, amended (the “HSR Act”), and other customary conditions as described in Section 14—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1-6. You should read this entire document carefully before deciding whether to tender your Shares.

Sequenom has informed Purchaser that, as of July 25, 2016 (i) 119,243,357 Shares were outstanding (including 713,655 Shares issued as Sequenom restricted stock awards), (ii) 12,908,209 Shares were issuable upon the exercise of all outstanding Sequenom stock options, (iii) 5,005,493 Shares are subject to issuance pursuant to outstanding Sequenom restricted stock units, (iv) 200,000 Shares were issuable upon exercise of warrants (assuming no net exercise of any warrants), (v) 168,663 Shares are estimated to be subject to outstanding purchase rights under Sequenom’s 1999 Employee Stock Purchase Plan, as amended, and (vi) 28,088,372 Shares were issuable upon exercise of the Convertible Notes, and (vi) no shares of preferred stock were issued or outstanding.

Completion of the Merger is subject to certain conditions, including consummation of the Offer. As soon as practicable following the satisfaction or waiver of these conditions, Purchaser will complete the Merger without a vote of the stockholders of Sequenom in accordance with Section 251(h) of the DGCL.

Stockholders who have not tendered their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12—“Purpose of the Offer; Plans for Sequenom.” The Merger Agreement is described in Section 13—“The Merger Agreement; Other Agreements.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain U.S. Federal Income Tax Consequences.” We recommend that stockholders consult their tax advisors regarding the tax consequences of the sale of Shares.

The Offer is only for Shares and not for any options to acquire Shares or any restricted stock units. See Section 13—“The Merger Agreement; Other Agreements” for more information about the treatment of stock options and restricted stock units. The tax consequences to holders of options with respect to an exercise of those options are not described under Section 5—“Certain U.S. Federal Income Tax Consequences.” We recommend that holders of options consult their tax advisors for advice with respect to potential income tax consequences in connection with the decision to exercise or not exercise their options.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the tender of Shares in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the Depositary for the Offer (“AST” or the “Depositary”) and Morrow Sodali Global, LLC, which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. YOU SHOULD READ THESE OFFER DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay $2.40 per Share, net to the seller in cash, without interest and subject to any tax withholding, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:01 a.m., Eastern Time, on Wednesday, September 7, 2016, unless and until, in accordance with the terms of the Merger Agreement and applicable law, Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as extended by Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date. Purchaser has agreed in the Merger Agreement that from time to time the Offer may be extended as follows:

•	If at any otherwise scheduled expiration date, any of the Offer conditions have not been satisfied or waived, we may, in our sole discretion (and we must, at the request of Sequenom), extend the Offer for one or more successive periods of up to 10 business days each to permit such Offer condition to be satisfied, provided, however, that in no event shall we be required to extend the Offer beyond the earlier of the termination of the Merger Agreement in accordance with its terms and the first business day immediately following December 26, 2016 (the “Extension Deadline”) nor will we extend the Offer beyond the Extension Deadline without the prior written consent of Sequenom.

•	We must extend the Offer for any period required by applicable laws, rules or regulations, including any interpretation or position of the SEC or the NASDAQ Global Select Market, and for periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under applicable antitrust laws has expired or been terminated, until the Extension Deadline.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn prior to 12:01 a.m., Eastern Time, on the expiration date of the Offer, Shares that, considered together with all other Shares (if any) otherwise owned by Purchaser, would represent one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer within the meaning of Section 251(h)(6)(a) of the DGCL, including for the purposes of this calculation (i) Shares subject to Sequenom restricted stock awards, plus (ii) the aggregate number of Shares issuable to holders of Sequenom stock options and warrants from which Sequenom has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus (iii), the aggregate number of Shares issuable upon the deemed or pending exercise, if any, prior to or at the expiration of the Offer of any Sequenom warrants and Convertible Notes excluding any Sequenom warrants included in clause (ii). We refer to this condition as the “Minimum Condition.”

The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including:

•	the representations and warranties of Sequenom are true and correct as of the dates specified in the Merger Agreement (subject to certain qualifications set forth in the Merger Agreement);

•

Sequenom (subject to certain qualifications set forth in the Merger Agreement) has complied with or performed in all material respects all of the covenants and agreements it is required to comply with or perform at any time prior to accepting, for the first time, for payment and paying for such number of Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”);

•	since the date of the Merger Agreement, there has not occurred a Company Material Adverse Effect (as defined in the Merger Agreement and described below) on Sequenom that is continuing as of the Offer Acceptance Time;

•	any applicable waiting period under the HSR Act has expired or terminated;

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer is issued or in effect and no action has been taken by a governmental body that directly or indirectly prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; or

•	the Merger Agreement has not terminated in accordance with its terms; and

•	other customary conditions as described in Section 14—“Conditions of the Offer.”

Subject to the terms of the Merger Agreement, Purchaser may, at any time and from time to time prior to the Expiration Date, increase the Offer Price, waive any Offer conditions or make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that, without the prior written consent of Sequenom, Purchaser may not:

(i)	decrease the Offer Price;

(ii)	change the form of consideration payable in the Offer;

(iii)	decrease the maximum number of Shares sought to be purchased in the Offer;

(iv)	impose conditions or requirements to the Offer in addition to the conditions and requirements described in Section 14—“Conditions of the Offer” or amend or modify any of the Offer conditions in a manner that adversely affects, or reasonably could adversely affect, the holders of the Shares;

(v)	change or waive the Minimum Condition;

(vi)	extend or otherwise change the expiration of the Offer in a manner other than as required or permitted by the Merger Agreement; or

(vii)	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Notwithstanding the foregoing, pursuant to the Merger Agreement, the Offer Price will be adjusted appropriately to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction occurring on or after the date of the Merger Agreement and prior to the Offer Acceptance Time. Under the Merger Agreement, Sequenom may not make such capitalization changes without LabCorp’s written consent from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the first acceptance of Shares validly tendered and not properly withdrawn pursuant to the Offer. If the Offer Price is adjusted under this provision of the Merger Agreement, Purchaser will amend the Offer to reflect the adjusted Offer Price by giving oral or written notice of such amendment to the Depositary and will extend the Expiration Date for such period, if any, required by applicable law or the rules and regulations of the SEC.

Subject to Purchaser’s obligation to extend the Offer as described above, if by the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

(i)	terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

(ii)	waive any of the unsatisfied conditions of the Offer, other than the Minimum Condition, and, subject to complying with the rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date;

(iii)	extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

(iv)	amend or make modifications to the Offer.

If Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of Purchaser to delay the acceptance for payment of, or payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed promptly by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release via Business Wire.

If Purchaser makes a material change in the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought (discussed below), will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an Offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the Offer Price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires an Offer to remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an Offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Sequenom has agreed to provide Purchaser with Sequenom’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” Purchaser will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal, properly completed and duly executed, (or manually executed facsimile thereof) with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation (as defined below) and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at DTC (as defined below), according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify DTC of Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at DTC), promptly after the expiration or termination of the Offer.

If Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters.”

3.	Procedure for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•

for Shares held as certificates, the certificates for tendered Shares, a Letter of Transmittal, properly completed and duly executed (or manually executed facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the
Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date;

•	for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed (or manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, in each case prior to the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” prior to the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company (“DTC”), is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to establish an account or accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Shares by causing DTC to transfer the Shares into the Depositary’s account in accordance with DTC’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at DTC, the properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a Book-Entry Transfer of Shares into the Depositary’s account at DTC as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC and the Depositary, to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any subsequent offering period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the subsequent offering period.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal:

•

if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares in the Offer and the Share certificates and all other required documents cannot be delivered to the Depositary prior to the Expiration Date, if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Select Market.

The Notice of Guaranteed Delivery may be delivered by courier or transmitted by telegram, facsimile transmission or mail (or if sent by DTC, a message transmitted through electronic means in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through electronic means, it must state that DTC has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by Purchaser.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•	properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a Book-Entry Transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary at one of its addresses. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a Book-Entry Transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights. Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Sequenom stockholders.

Options and Restricted Stock Units. The Offer is only for the outstanding Shares and not for any options or other rights to acquire Shares. See Section 13—“The Merger Agreement; Other Agreements” for a description of the treatment of Sequenom options and restricted stock units in the Merger.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any Share certificates, shall be resolved by Purchaser, in its sole discretion, whose determination shall be final and binding. Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. Notwithstanding the foregoing, stockholders of Sequenom may challenge a determination made by Purchaser in a court of competent jurisdiction and a final, non-appealable order or judgment of a court of competent jurisdiction will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, LabCorp, the Depositary, the Information Agent, Sequenom or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. Backup withholding of U.S. federal income tax will apply to payments made in the Offer to each holder of Shares unless (i) the applicable tendering U.S. holder completes and returns the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal certifying, among other things, that such U.S. holder is not subject to backup withholding or (ii) the applicable non-U.S. holder completes and submits an IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Certain U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time prior to the Expiration Date and, unless accepted for payment and paid for by Purchaser in the Offer, may also be withdrawn at any time after October 8, 2016, pursuant to Section 14(d)(5) of the Exchange Act.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, LabCorp, the Depositary, the Information Agent, Sequenom or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Notwithstanding the foregoing, stockholders of Sequenom may challenge a determination made by Purchaser in a court of competent jurisdiction and a final, non-appealable order or judgment of a court of competent jurisdiction will be final and binding on all parties.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences expected to result to the holders of Shares upon the tender of Shares for cash pursuant to the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this Offer to Purchase. These laws and authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, U.S. holders who hold their Shares through “controlled foreign corporations” or “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

WE RECOMMEND THAT YOU CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a “U.S. holder” is any beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen of the United States;

•	an individual who is a resident of the United States, which generally refers to a non-U.S. individual who (i) is a lawful permanent resident of the United States, (ii) is present in the United States for, or in excess of, certain periods of time or (iii) makes a valid election to be treated as a U.S. resident;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) or (ii) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” is any beneficial owner of Shares (i) that is not a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes), and (ii) that is not a U.S. holder for U.S. federal income tax purposes.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the applicable Shares. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Shares at different times or at different prices, such U.S. holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided by such holder is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax and may be refunded or credited against the applicable holder’s U.S. federal income tax liability, provided that such holder timely furnishes the required information to the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, is also attributable to a permanent establishment maintained by the holder in the United States.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or applicable lower treaty rate), but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate) on such effectively connected gains, as adjusted for certain items. Non-U.S. holders are urged to consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder should be aware that any gain realized upon the disposition of Shares in the Offer or the Merger also may be subject to U.S. federal income tax if, for such purposes, the Shares constitute a U.S. real property interest because Sequenom was a U.S. real property holding corporation (a “USRPHC”) at any time within the shorter of the five-year period ending on the date of such disposition or such holder’s holding period. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that Sequenom has not been, does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), if Sequenom is a USRPHC with respect to a non-U.S. holder, that non-U.S. holder’s Shares will be treated as U.S. real property interests only if that non-U.S. holder owned (actually or constructively) during the relevant statutory period more than five percent of the Shares. Non-U.S. holders who have owned (actually or constructively) more than five percent of the Shares should consult their tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger. Sequenom has represented to us that it has not been a USRPHC during the last five years.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S.

holders can avoid backup withholding by providing the Depositary with a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption from backup withholding. Backup withholding is not an additional tax and may be refunded or credited against the applicable holder’s U.S. federal income tax liability, if any, provided that such holder timely furnishes the required information to the IRS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “SQNM.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Select Market, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2016
First Quarter	$1.47	$1.40
Second Quarter	$0.98	$0.91
Third Quarter (through August 8, 2016)	$2.39	$0.82
Fiscal Year Ended December 31, 2015
First Quarter	$2.46	$1.10
Second Quarter	$3.31	$1.53
Third Quarter	$4.80	$2.95
Fourth Quarter	$4.09	$3.36
Fiscal Year Ending December 31, 2014
First Quarter	$4.19	$2.74
Second Quarter	$4.17	$2.92
Third Quarter	$3.98	$2.36
Fourth Quarter	$2.80	$2.02
Fiscal Year Ending December 31, 2013
First Quarter	$2.89	$1.65
Second Quarter	$4.90	$2.58
Third Quarter	$4.56	$3.42
Fourth Quarter	$5.36	$3.95

On July 26, 2016, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the NASDAQ Global Select Market was $0.85 per Share. On August 8, 2016, the last full trading day before the commencement of the Offer, the closing price reported on the NASDAQ Global Select Market was $2.37 per share. Stockholders are urged to obtain a current market quotation for the Shares.

Purchaser has been advised that Sequenom has never declared or paid a cash dividend with respect to the Shares since its initial public offering. The Merger Agreement provides that, without LabCorp’s written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the first acceptance of Shares validly tendered and not properly withdrawn pursuant to the Offer, Sequenom may not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of its capital stock, except for dividends or other distributions by a direct or indirect wholly owned subsidiary to Sequenom.

7.	Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration

Market for the Shares. If following the completion of the Offer, the Shares accepted for payment pursuant to the Offer or otherwise owned by us equal at least a majority of the then-outstanding Shares and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, we will effect the Merger of the Purchaser into Sequenom as promptly as practicable following the completion of the Offer in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of Sequenom pursuant to Section 251(h) of the DGCL. As a result of the Merger, there will be no public or other market for those shares.

NASDAQ Listing. Immediately following the Merger, the Shares will no longer meet the requirements for continued listing on NASDAQ because there will only be one stockholder of Sequenom. Immediately following the consummation of the Merger we intend and will cause the surviving corporation to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares may be terminated upon application of Sequenom to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. We intend to have Sequenom apply for termination of registration of the Shares under the Exchange Act as soon as practicable after the completion of the Merger.

8.	Certain Information Concerning Sequenom

Sequenom. Sequenom, Inc. (NASDAQ: SQNM) is a publicly traded Delaware corporation with its principal executive offices at 3595 John Hopkins Court, San Diego, CA, 92121. The telephone number of Sequenom at its executive offices is (858) 202-9000.

Sequenom, Inc. is a pioneering genetic testing company dedicated to women’s health through the development of innovative products and services. Sequenom serves patients and physicians by providing early patient management information. Sequenom offers its services in the U.S. and globally through licensing and commercial partnerships. Sequenom’s wholly-owned subsidiary, Sequenom Laboratories, provides molecular based laboratory-developed tests, with a current focus principally on prenatal testing. Sequenom Laboratories is a College of American Pathologists accredited, and Clinical Laboratory Improvements Amendment of 1988, as amended, certified molecular diagnostics clinical laboratory that develops, validates and exclusively offers tests branded under the names MaterniT® 21 PLUS, HerediT®, SensiGene®, MaterniT® GENOME, Nextview® and VisibiliT™. These laboratory-developed tests, offered as a testing service to physicians for the benefit of their patients, provide early patient management information for obstetricians, geneticists, and maternal fetal medicine specialists.

Available Information. Sequenom is subject to the filing requirements of the Exchange Act and is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Sequenom’s directors and officers, their compensation, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Sequenom’s securities and any material interests of such persons in transactions with Sequenom is required to be disclosed in proxy statements distributed to Sequenom’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Sequenom that have been filed via the EDGAR system.

Sources of Information. Except as otherwise set forth herein, the information concerning Sequenom contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and other public sources. The information concerning Sequenom taken or derived from such documents and records is qualified in its entirety by reference to Sequenom’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of LabCorp, Purchaser, or any of their respective affiliates, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Sequenom contained in such documents and records or for any failure by Sequenom to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning LabCorp and Purchaser

LabCorp. Laboratory Corporation of America Holdings (NYSE:LH) is a publicly traded Delaware corporation with its principal executive offices at 358 South Main Street, Burlington, North Carolina 27215. The telephone number at its executive offices is (336) 229-1127.

Laboratory Corporation of America® Holdings, an S&P 500 company, is the world’s leading healthcare diagnostics company, providing comprehensive clinical laboratory and end-to-end drug development services. With a mission to improve health and improve lives, LabCorp delivers world-class diagnostic solutions, brings innovative medicines to patients faster and develops technology-enabled solutions to change the way care is provided. With net revenue in excess of $8.5 billion in 2015, LabCorp’s 50,000 employees serve clients in 60 countries.

Purchaser. Purchaser is a Delaware corporation that was recently formed by LabCorp to effect the Offer and the Merger. Purchaser is a direct, wholly owned subsidiary of LabCorp. Until immediately before the time Purchaser purchases Shares in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Purchaser’s principal executive office is located at c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215. The telephone number at that office is (336) 229-1127.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and LabCorp are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither LabCorp, nor Purchaser, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of LabCorp or Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Sequenom and (ii) neither LabCorp, Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Sequenom during the past 60 days.

Except as set forth in this Offer to Purchase, none of LabCorp, Purchaser, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Sequenom or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between LabCorp or any of its subsidiaries (including Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Sequenom or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of LabCorp, Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of LabCorp, Purchaser or the persons listed in Schedule I has, during the past ten years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, LabCorp and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. LabCorp is subject to the filing requirements of the Exchange Act and is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning LabCorp’s directors and officers, their compensation, options, performance awards, restricted stock and restricted stock units granted to them, the principal holders of LabCorp’s securities and any material interests of such persons in transactions with LabCorp is required to be disclosed in proxy statements distributed to LabCorp’s stockholders and filed with the SEC. The Schedule TO and the exhibits thereto, as well as other information filed by LabCorp and Purchaser with the SEC, may be inspected at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that LabCorp and Purchaser have filed with the SEC via EDGAR.

10.	Source and Amount of Funds

The Offer and the Merger are not subject to any financing condition. LabCorp and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $302 million plus any related transaction fees and expenses. Purchaser will acquire these funds from LabCorp, which intends to provide the funds out of available cash, cash equivalents, marketable securities and existing credit facilities. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer involves the purchase of all outstanding Shares and there is no financing condition to the completion of the Offer, we believe that the financial condition of Purchaser and LabCorp is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions

As a regular part of its business, LabCorp explores various strategic opportunities to advance its mission to deliver best-in-class diagnostic solutions, bring innovative medicines to patients faster and develop technology-enabled solutions to change the way care is provided. For several years, LabCorp has been aware of Sequenom’s innovative testing technology in non-invasive prenatal testing (NIPT), reproductive genetics and women’s health that is complementary to LabCorp’s testing offerings. LabCorp also has been aware of Sequenom’s geographic reach, both domestically and internationally through licensing and commercial partnerships with emphasis on the European Union and the Asia-Pacific region.

On September 24, 2015, a representative of J.P. Morgan Securities LLC (“J.P. Morgan”), Sequenom’s financial advisor, contacted LabCorp’s Senior Vice President, Corporate Development to provide a draft confidentiality agreement to permit discussion of a potential transaction involving Sequenom.

On October 23, 2015, LabCorp and Sequenom entered into a confidentiality agreement. The confidentiality agreement included a standstill provision for the benefit of Sequenom that expires in April 2017, but terminates if (i) a third party unaffiliated with LabCorp commences or announces an intent to commence a tender offer or exchange offer for at least 50% of Sequenom’s capital stock (provided that such standstill provision will automatically become applicable again if the third party announces its intent not to proceed with the proposed or commenced tender offer or exchange offer), or (ii) a third party enters into an agreement with Sequenom to effect a transaction involving a sale of 50% or more of the capital stock or all or substantially all of the assets of Sequenom (a “fallaway” provision). The confidentiality agreement permits LabCorp to privately and confidentially approach Sequenom management during the standstill period.

On October 29, 2015, representatives of LabCorp, including its Senior Vice President and Chief Scientific Officer, Senior Vice President and Chief Supply Chain Officer, Senior Vice President and General Manager,

Integrated Genetics and members of LabCorp’s finance and corporate development teams, met with members of Sequenom management in San Diego to discuss Sequenom’s business and prospects.

In November 2015, LabCorp requested that Barclays Capital Inc. (“Barclays”) provide financial advisory services in connection with a potential transaction with Sequenom.

On November 4, 2015, LabCorp received a letter from J.P. Morgan, dated November 3, 2015, that provided guidelines for submitting a non-binding indication of interest for a potential strategic financing, partnering opportunity or acquisition of a specified business of Sequenom and asked that LabCorp submit a proposal no later than December 2, 2015.

Throughout November 2015, LabCorp conducted preliminary due diligence and analyzed publicly available information about Sequenom.

On December 2, 2015, LabCorp submitted to Sequenom, through JP Morgan, a non-binding indication of interest in an acquisition of Sequenom for an all-cash purchase price of between $1.90 and $2.06 per share of Sequenom’s common stock, subject to LabCorp’s satisfactory completion of due diligence and validation of certain assumptions and estimates supporting the proposed purchase price. The offer included no exclusivity period but indicated that, if Sequenom signed a letter of intent, LabCorp would request an exclusivity period of ninety days to reach a mutually agreeable definitive agreement. The indication of interest also included an expiration date of December 18, 2015.

On December 16, 2015, a representative of J.P. Morgan advised Barclays that Sequenom preferred to remain independent at that time and was exploring other strategic alternatives. LabCorp, through Barclays, stated that its only interest was in an acquisition of Sequenom and that it would not modify its proposal to consider a potential investment or collaboration.

On January 7, 2016, Sequenom publicly announced plans to divest its North Carolina operations and carry out other restructuring activities. That same day, at the request of LabCorp, a representative of Barclays reached out to a representative of JP Morgan to express LabCorp’s potential interest in the sale of Sequenom’s North Carolina facility as well as continued potential interest in an acquisition of Sequenom.

In February 2016, LabCorp evaluated Sequenom’s North Carolina operations and determined not to make an offer to acquire those operations.

In March 2016, a representative of Barclays contacted J.P. Morgan again regarding LabCorp’s continued interest in an acquisition of Sequenom.

On April 19, 2016, Sequenom publicly announced the completion of the consolidation of its North Carolina operations into its San Diego laboratory facility. After the announcement, a representative of Barclays contacted a representative of J.P. Morgan to express LabCorp’s continued interest in a potential acquisition of Sequenom.

On May 13, 2016, David King, Chairman, President and Chief Executive Officer of LabCorp, contacted Dirk van den Boom, Chief Executive Officer of Sequenom, by telephone. On the call, Mr. King expressed interest in a potential transaction with Sequenom. Dr. van den Boom responded that Sequenom was focused on a potential refinancing of its convertible notes, which he believed were depressing the value of Sequenom’s common stock, and discussed Sequenom’s operational and technical progress. During the weeks that followed, Mr. King, members of LabCorp’s executive, finance and corporate development teams and representatives from Barclays analyzed and discussed potential terms of a transaction.

On June 9, 2016, a representative of J.P. Morgan contacted a representative of Barclays to inform Barclays and LabCorp that Sequenom’s board of directors was re-engaging in a process to explore strategic alternatives and had instructed J.P. Morgan to reach out to parties interested in a potential strategic transaction.

On June 10, 2016, Sequenom opened a virtual data room with preliminary due diligence information and provided access to LabCorp.

On June 14, 2016, members of LabCorp’s management team and representatives of Barclays and Hogan Lovells US LLP (“Hogan Lovells”), LabCorp’s outside legal counsel, attended a conference call and web-based presentation by members of Sequenom’s management team regarding Sequenom’s business, financial results and prospects.

On June 15, 2016, LabCorp submitted requests for additional confidential information from Sequenom through JP Morgan to assist in their evaluation of the company. On June 16, 2016, that information was provided in the virtual dataroom.

On June 21, 2016, LabCorp submitted to Sequenom, through JP Morgan, a non-binding indication of interest in a proposed acquisition of 100% of Sequenom’s common stock for an all-cash purchase price of between $1.70 and $2.00 per share of Sequenom’s common stock, subject to further due diligence and not subject to any financing contingency. The offer also provided for an exclusivity period until July 25, 2016.

On June 27, 2016, a representative of J.P. Morgan informed a representative of Barclays that Sequenom’s Board of Directors had rejected LabCorp’s offer, and that for LabCorp to be competitive with other alternatives under consideration, LabCorp would need to submit a substantially improved offer. The representative of J.P. Morgan also told the representative of Barclays that it was in the process of negotiating a financing transaction to address its near-term liquidity needs, and that it would need to reach an understanding with a bidder on an alternative path by July 25, 2016, or would proceed with the financing.

On June 28, 2016, Sequenom provided additional information to LabCorp regarding its net operating losses and their availability, as well as additional information requested by LabCorp to enable it to submit a revised offer. Further information was provided during the following several days.

On July 19, 2016, LabCorp submitted to Sequenom through JP Morgan a revised non-binding indication of interest at an all-cash purchase price $2.30 per share to acquire 100% of Sequenom’s common stock, subject to further due diligence, not subject to a financing condition and for an exclusive negotiating period until August 19, 2016. Later that same day, Sequenom responded, through J.P. Morgan, that it was potentially willing to engage in a transaction at $2.50 per share of Sequenom’s common stock.

On July 19, 2016, after receiving Sequenom’s counteroffer of $2.50 per share, a representative of Barclays, at the request of LabCorp, contacted a representative of J.P. Morgan to communicate LabCorp’s willingness to raise its price to $2.37 per share to acquire 100% of Sequenom’s common stock and request exclusivity.

On July 20, 2016, a representative of J.P. Morgan contacted a representative of Barclays to reject the $2.37 per share offer and present a further counteroffer from Sequenom at $2.40 per share of Sequenom’s common stock. That same day, a representative of Barclays indicated to a representative of J.P. Morgan that LabCorp would accept Sequenom’s counteroffer at $2.40 per share of Sequenom’s common stock. The parties agreed that any transaction was subject to the negotiation of a definitive agreement and announcement of the transaction early during the following week of July 25, 2016.

Beginning July 20, 2016, representatives of LabCorp, Barclays, Hogan Lovells and other advisors engaged in additional due diligence, which involved information requests and responses through both a virtual dataroom and numerous telephone calls, as well as an in-person site visit by representatives of LabCorp to Sequenom in San Diego on July 23, 2016.

On the evening of July 20, 2016, representatives of J.P. Morgan delivered an initial draft of the merger agreement, prepared by Cooley LLP (“Cooley”), to Barclays. Barclays then shared the draft with LabCorp, who then shared the draft with Hogan Lovells. The draft agreement contemplated, among other things, a tender offer structure, and provided for a termination fee of 2% of Sequenom’s equity value that would be payable if a transaction was terminated due to a Superior Offer being accepted by Sequenom.

On July 22, 2016, Hogan Lovells provided comments to the draft merger agreement, including, among other things, a request for a termination fee of 4.5% of Sequenom’s equity value as well as other transaction-protection features.

Through the weekend of July 23 and 24, 2016, LabCorp, Barclays, Hogan Lovells and other advisors continued to engage in due diligence review, and Hogan Lovells and Cooley exchanged comments on the draft merger agreement. On July 24, 2016, Cooley provided Hogan Lovells a revised draft merger agreement that included a number of counter-offers on specific provisions, including the conditions under which LabCorp would be obligated to close the tender offer, the non-solicitation obligations, the Sequenom Board of Directors’ fiduciary obligations, the circumstances under which the agreement could be terminated, the circumstances under which the termination fee would be payable, the scope of the representations, warranties and covenants included in the draft merger agreement and the allocation of risk between the parties, and a proposed termination fee of 2.75% of Sequenom’s equity value. Cooley also provided Hogan Lovells with draft disclosure schedules to the merger agreement. In the evening of July 24, 2016, Hogan Lovells delivered comments on the draft merger agreement to Cooley proposing, among other things, a termination fee of 4% of Sequenom’s equity value.

On July 25, 2016, representatives of LabCorp, Sequenom, Cooley and Hogan Lovells discussed open issues in the merger agreement, as well as comments to the disclosure schedules, and agreement was reached in a number of open matters, including the definition of a Superior Offer and the amount of the termination fee, tentatively agreed at 3.5% of Sequenom’s equity value. Following that discussion, Cooley circulated a further revised draft of the merger agreement.

On July 26, 2016, the parties continued to exchange comments on the draft merger agreement and disclosure schedules. On the afternoon of July 26, 2016, the Board of Directors of LabCorp met and considered the proposed transaction for approval. Representatives of Barclays and members of LabCorp management participated at that meeting, at which the transaction and its financial and strategic terms were discussed. The LabCorp Board approved making the offer at the offer price, the merger agreement, the merger and related transactions and instructed management to complete the merger agreement on the basis presented that evening.

That same day, Sequenom held a meeting of its board of directors. Immediately after the conclusion of Sequenom’s board meeting, its general counsel and other representatives contacted LabCorp and Hogan Lovells to communicate Sequenom’s board approval and to confirm the mutual intent of the parties to proceed with the execution of the merger agreement.

Late in the evening of July 26, 2016, the parties finalized the merger agreement and disclosure schedules, and the merger agreement was executed.

On July 27, 2016, prior to the opening of the public markets, LabCorp and Sequenom announced the transaction via a joint press release.

12.	Purpose of the Offer; Plans for Sequenom

Purpose of the Offer. The purpose of the Offer is to enable LabCorp, through Purchaser, to acquire control of, and the entire equity interest in, Sequenom. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of Sequenom. The purpose of the Merger is to acquire all outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all outstanding Shares.

If the Merger is completed, LabCorp will own 100% of the equity interests in Sequenom and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Sequenom and entitlement to any increase in its value. Similarly, LabCorp would also bear the risk of any losses incurred in the operation of Sequenom and any decrease in the value of Sequenom.

Sequenom stockholders who tender their Shares in the Offer will cease to have any equity interest in Sequenom and to participate in any future growth in Sequenom. If the Merger is completed, the current stockholders of Sequenom will no longer have an equity interest in Sequenom and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Sequenom will not bear the risk of any decrease in the value of Sequenom after selling their Shares in the Offer or the Merger.

Plans for Sequenom. Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Sequenom, the disposition of securities of Sequenom, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sequenom, or the sale or transfer of a material amount of assets of Sequenom. After completion of the Offer and the Merger, Sequenom will be a direct wholly owned subsidiary of LabCorp, and the directors and officers of Sequenom will be those directors and officers designated by LabCorp pursuant to the Merger Agreement. After completion of the Offer and the Merger, the reconstituted Sequenom board of directors expects to work with Sequenom’s management to evaluate and review Sequenom and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Sequenom into LabCorp’s business and market units. As a result of this review and integration, it is possible that we could implement changes to Sequenom’s business that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. Purchaser and, after completion of the Offer and the Merger, the reconstituted Sequenom board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

13.	The Merger Agreement; Other Agreements

THE MERGER AGREEMENT

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated in this Offer to Purchase by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning LabCorp and Purchaser.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer and the Merger

The Offer. The Merger Agreement provides that LabCorp and Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement, but in no event later than August 9, 2016. The obligations of Purchaser to, and of LabCorp to cause Purchaser to, accept for payment and pay for, any Shares (including Shares issued pursuant to Sequenom restricted stock awards) tendered pursuant to the Offer are subject only to the conditions described in Section 14—“Conditions of the Offer” (each such condition, an “Offer Condition”).

The Offer Conditions are for the sole benefit of LabCorp and Purchaser, and Purchaser reserves the right to increase the Offer Price, waive any Offer Condition and make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement, provided that LabCorp and Purchaser may not waive the Minimum Condition, or, without the prior written consent of Sequenom,

(i)	decrease the Offer Price,

(ii)	change the form of consideration payable in the Offer,

(iii)	decrease the maximum number of Shares sought to be purchased in the Offer,

(iv)	impose conditions or requirements to the Offer in addition to the Offer Conditions,

(v)	amend or modify any of the Offer Conditions in a manner that adversely affects, or reasonably could adversely affect, holders of Shares,

(vi)	change or waive the Minimum Condition,

(vii)	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or

(viii)	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless the Merger Agreement is terminated. At or prior to the Offer Acceptance Time, LabCorp will deposit (or LabCorp will cause to be deposited) with the Depositary cash sufficient to make payment of the cash consideration payable for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The initial Expiration Date will be 12:01 a.m., Eastern Time, on September 7, 2016.

If, as of the Expiration Date, any Offer Condition is not satisfied and has not been waived (if permitted under the Merger Agreement), Purchaser may, in its discretion (and without the consent of Sequenom or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. If the conditions to the Offer have not been satisfied or waived (other than the Minimum Condition, which Purchaser and LabCorp may not waive) and the Merger Agreement has not been terminated, Sequenom may require Purchaser to extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, until all conditions to the Offer have been satisfied or waived (other than the Minimum Condition, which Purchaser and LabCorp may not waive). In addition, Purchaser will extend the Offer either (i) for the minimum period required by any legal requirement, interpretation or position of the SEC or its staff or NASDAQ or its staff or (ii) for periods of up to ten business days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other antitrust laws have expired or been terminated. However, in no event will Purchaser (i) be required to extend the Offer beyond the Extension Deadline or (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Sequenom.

Sequenom Actions. Sequenom’s board of directors has, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interests of, Sequenom and its stockholders, (ii) agreed that the Merger Agreement shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer (the “Sequenom Board Recommendation”).

The Merger

The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into Sequenom, the separate existence of Purchaser will cease and Sequenom will be the Surviving Corporation and a wholly owned subsidiary of LabCorp.

Merger Without a Vote. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the Sequenom stockholders. Accordingly, subject to satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, the Merger will be effected on the first business day following the Offer

Acceptance Time except if the condition to the Merger regarding no legal restraints has not been satisfied or waived by such date, in which case on no later than the first business day on which such condition is satisfied or waived.

Organizational Documents, Directors and Officers of the Surviving Corporation. Unless otherwise determined by LabCorp prior to the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated as of the Effective Time to conform to Exhibit B of the Merger Agreement and the bylaws of the Surviving Corporation will be amended and restated as of the Effective Time to conform to bylaws of Purchaser as in effect immediately prior to the Effective Time. The directors and officers immediately following the Effective Time will be individuals designated by LabCorp and Purchaser.

Sequenom will prepare and deliver to LabCorp at the Closing evidence reasonably satisfactory to LabCorp of (i) the resignation of those directors of Sequenom specified by LabCorp prior to the Effective Time and, in each case, effective at the Effective Time, and (ii) the adoption of any necessary resolutions by Sequenom’s board of directors to effect, as of the Effective Time, the appointment of the new directors and the amendment and restatement of the bylaws of the Surviving Corporation as contemplated above. Sequenom and LabCorp agree that any such resignation of a director does not terminate any employment relationship of such individual with Sequenom, and will be without prejudice to any rights that such director may have under any existing employment, severance or other similar agreement with Sequenom or under applicable legal requirements.

Merger Closing Conditions. The obligations of Purchaser, LabCorp and Sequenom to effect the Merger are subject to the satisfaction, at or prior to Closing, of each of the following conditions: (i) there not having been issued by any court of competent jurisdiction or remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, or any action having been taken, or any legal requirement or order having been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided that no party is permitted to invoke this Merger closing condition unless it has taken all actions required under the Merger Agreement to have any such order lifted; and (ii) Purchaser (or LabCorp on Purchaser’s behalf) will have accepted for payment and will have paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

Effects of the Merger; Exchange of Certificates

Conversion of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of LabCorp, Purchaser, Sequenom or any other person, each Share then outstanding (other than (i) any Shares held by Sequenom or any of its wholly owned subsidiaries (or held in the treasury of Sequenom), (ii) any Shares then held by LabCorp, Purchaser or any other wholly owned subsidiary of LabCorp and (iii) Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 15—“Certain Legal Matters”) will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable legal requirements. Each share of the common stock, $0.001 par value per share, of the Purchaser then outstanding will be converted into one share of common stock of the Surviving Corporation.

Treatment of Sequenom Options, Restricted Stock Units, Restricted Stock Awards and Warrants

Treatment of Options. Each Sequenom option that is outstanding and unexercised as of immediately prior to the Effective Time and held by an individual who, as of the Effective Time, is an active employee, director or consultant of Sequenom (each a “Sequenom Accelerated Option”), will be accelerated and become fully vested and exercisable immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, LabCorp, the Purchaser or Sequenom, each Sequenom option that is then outstanding and unexercised will be cancelled and be converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to the vested portion of such option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such option. Each Sequenom option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be cancelled at the Effective Time and will cease to exist without entitling the holder thereof to receive any payment before or after the Effective Time. As soon as reasonably practicable after the Effective Time (but no later than the later of ten days after the Effective Time or the first payroll date after the Effective Time), LabCorp will cause the Surviving Corporation to pay the aggregate Merger Consideration, net of any applicable withholding Taxes, payable with respect to Sequenom options through the Surviving Corporation’s payroll; except that to the extent the holder of an option is not, and was not during the vesting period of the option, a Sequenom employee, the consideration payable will be paid as described in the Merger Agreement.

Treatment of Restricted Stock Units. Each Sequenom restricted stock unit that is outstanding as of immediately prior to the Effective Time and held by an individual who, as of the Effective Time, is an active employee, director or consultant of Sequenom (each a “Sequenom Accelerated RSU”), will accelerate and become fully vested immediately prior to, and contingent upon, the Effective Time. In lieu of an issuance of shares of Common Stock in settlement of such restricted stock units, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, LabCorp, the Purchaser or Sequenom, each outstanding restricted stock unit will be cancelled and converted into the right to receive cash in an amount in cash equal to the product of (i) the total number of shares of Common Stock otherwise issuable in settlement of the vested portion of such restricted stock unit immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the Merger Consideration. As soon as reasonably practicable after the Effective Time (but no later than the later of ten days after the Effective Time or the first payroll date after the Effective Time), LabCorp will cause the Surviving Corporation to pay the aggregate Merger Consideration, net of any applicable withholding Taxes, payable with respect to restricted stock units through the Surviving Corporation’s payroll; except that to the extent the holder of a restricted stock unit is not, and was not during the vesting period of the restricted stock unit, a Sequenom employee, the consideration payable will be paid as described in the Merger Agreement.

Treatment of Restricted Stock Awards. Each Sequenom restricted stock award (together, with Sequenom options and Sequenom restricted stock units, the “Sequenom Stock Awards”) that is outstanding as of immediately prior to the Offer Acceptance Time will accelerate and become fully vested such that Sequenom’s right of reacquisition or repurchase, as applicable, will lapse in full effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Offer Acceptance Time, by virtue of the Merger and without any action on the part of the holders thereof, LabCorp, the Purchaser or Sequenom, each share of Common Stock underlying each restricted stock award will be treated as an outstanding Share for purposes of the Merger Agreement, including for purposes of tendering pursuant to the Offer.

Treatment of Warrants. Prior to the Closing, Sequenom will satisfy all notification requirements under the terms of any Sequenom warrants.

Representations and Warranties

Representations and Warranties of Sequenom. In the Merger Agreement, Sequenom has made customary representations and warranties to LabCorp and Purchaser with respect to, among other matters, its organization and qualification, subsidiaries, certificate of incorporation and bylaws, capitalization, SEC filings and financial statements, absence of certain changes, title to assets, real property, intellectual property (including the absence of infringement of rights of others), material contracts and absence of defaults thereunder, absence of certain undisclosed liabilities, compliance with legal requirements, compliance with regulatory requirements including health, FDA, anti-corruption and anti-bribery laws, trade control laws and information privacy and security laws, possession of governmental authorizations necessary to conduct business, tax matters, employee benefit matters, environmental matters, insurance, absence of litigation, authority to enter and perform obligations under the Merger Agreement, inapplicability of any anti-takeover law to the Merger Agreement, noncontravention and consents, receipt of fairness opinion from J.P. Morgan Securities LLC, and parties entitled to financial advisory fees.

Some of the representations and warranties in the Merger Agreement made by Sequenom are qualified by “materiality” or a “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means an event, occurrence, violation, inaccuracy, circumstance or other matter that had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, financial condition or results of operations of Sequenom and its subsidiaries taken as a whole or (b) the ability of Sequenom to consummate the Transactions in a timely manner; provided, that none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, or would reasonably be expected to have, a Company Material Adverse Effect:

(i)	any change in the market price or trading volume of Sequenom’s stock;

(ii)	any event, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in the non-contravention provisions of the Merger Agreement);

(iii)	any event, circumstance, change or effect in the industries in which Sequenom and its subsidiaries operate or in the economy generally or other general business, financial or market conditions, except to the extent that Sequenom and its subsidiaries are adversely affected disproportionately relative to the other participants in such industries or the economy generally;

(iv)	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

(v)	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects Sequenom and its subsidiaries relative to other participants in the industries in which Sequenom and its subsidiaries operate or the economy generally;

(vi)	the failure of Sequenom to meet internal or analysts’ expectations or projections for the results of operations of Sequenom;

(vii)	any adverse effect arising directly from or otherwise directly relating to any action taken by Sequenom at the written direction of LabCorp or any action specifically required to be taken by Sequenom, or the failure of Sequenom to take any action that Sequenom is specifically prohibited by the terms of the Merger Agreement from taking to the extent LabCorp fails to give its consent thereto after a written request therefor;

(viii)	any event, circumstance, change or effect resulting or arising from LabCorp’s or Purchaser’s breach of the Merger Agreement; or

(ix)	any event, circumstance, change or effect relating to any change in legal requirements or United States generally accepted accounting principles (“GAAP”), except to the extent that such event, circumstance, change or effect disproportionately affects Sequenom and its subsidiaries relative to other participants in the industries in which Sequenom and its subsidiaries operate or the economy generally;

provided that the exceptions in clauses “(i)” and “(vi)” will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(v)” or “(vii) through “(ix)” above) is or would be reasonably likely to have a Company Material Adverse Effect.

Representations and Warranties of LabCorp and Purchaser. In the Merger Agreement, each of LabCorp and Purchaser, jointly and severally, has made customary representations and warranties to Sequenom with respect to, among other matters, corporate organization, formation and activities of Purchaser, corporate authority and binding nature of the Merger Agreement, non-contravention and consents, the accuracy of information supplied by LabCorp and Purchaser for inclusion in Schedule 14D-9 and the absence of material untrue statements or omissions in the Offer, absence of any material transaction-related litigation or legal claims, availability of cash resources to consummate the Transactions, lack of ownership of Shares by LabCorp or Purchaser, and acknowledgement by LabCorp and Purchaser that they have relied only on representations and warranties in Section 3 of the Merger Agreement.

Some of the representations and warranties in the Merger Agreement made by LabCorp and Purchaser are qualified by “materiality” or a “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of LabCorp or Purchaser to consummate the Transactions.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Covenants of Sequenom

Access and Investigation. From the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to the termination provisions set forth therein (the “Pre-Closing Period”), upon reasonable advance notice to Sequenom, Sequenom and its subsidiaries will cause its representatives to (i) provide LabCorp and LabCorp’s representatives with reasonable access during normal business hours of Sequenom to Sequenom’s representatives, personnel, officers, employees, agents, properties, offices and other facilities and assets and to all existing books, records, tax returns, work papers and other documents and information relating to Sequenom and its subsidiaries, and (ii) promptly provide LabCorp and LabCorp’s representatives with all reasonably requested information regarding the business, properties, contracts, assets, liabilities, capital stock, personnel and other aspects of Sequenom and its subsidiaries, including copies of books, records, tax returns, work papers and other documents and information relating to Sequenom with such additional financial, operating and other data regarding Sequenom as LabCorp may reasonably request and subject to the limitations and provisos set forth in the Merger Agreement.

Conduct of Business. The Merger Agreement provides that, during the Pre-Closing Period, except as required or otherwise contemplated by the Merger Agreement, as required by applicable legal requirements, with the prior written consent of LabCorp, which will not be unreasonably withheld, conditioned or delayed (unless Sequenom reasonably believes that obtaining such consent would violate antitrust law), or as otherwise set forth in Sequenom’s disclosure schedule, Sequenom will conduct and will cause its subsidiaries to conduct its business and operations in the ordinary course consistent with past practice and will promptly notify LabCorp of (i) any knowledge of any notice from any person alleging that the consent of such person is or may be required in connection with the Transactions, and (ii) any legal proceeding commenced, or, to its knowledge threatened, relating to or involving Sequenom or its subsidiaries that relates to the consummation of the Transactions. Sequenom will, acting in the ordinary course of business, use commercially reasonable efforts to preserve intact its and its subsidiaries’ current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its and its subsidiaries’ relations and goodwill with government bodies and all significant suppliers, customers, licensors, licensees, distributors and lessors and other significant business relations; provided, however, that Sequenom will be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

In addition, during the Pre-Closing Period, except as required by the Merger Agreement, as required by legal requirements, with the prior written consent of LabCorp or as set forth in Sequenom’s disclosure schedule,

Sequenom and its subsidiaries will not, and will not permit any of its subsidiaries to, take certain actions, including the following:

(i)	establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Common Stock), except for dividends or other distributions by a direct or indirect wholly owned subsidiary of Sequenom to its parent or (ii) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Common Stock), or any rights, warrants or options to acquire any shares of its capital stock;

(ii)	split, combine, subdivide or reclassify any shares of its capital stock (including the Common Stock) or other equity interests or enter into any agreement with respect to the voting of its capital stock;

(iii)	sell, issue, grant, deliver, pledge, transfer, encumber, subject to any liens or authorize the issuance, sale, delivery, pledge, transfer, encumbrance, grant or subject to any lien by Sequenom or its subsidiaries of (i) any capital stock, equity interest or other security of Sequenom or its subsidiaries, (ii) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of Sequenom or its subsidiaries, or (iii) any instrument convertible into or exchangeable for any capital stock, equity interest, voting securities or convertible securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock based performance units or other security of Sequenom (except that Sequenom may issue shares of Common Stock as required to be issued upon the exercise of Sequenom Options, the vesting of Sequenom Stock Awards outstanding as of the date of the Merger Agreement, pursuant to the operation of the Sequenom employee stock purchase plan (“ESPP”) in accordance with the Merger Agreement or upon the exercise of the Sequenom warrants or the Convertible Notes);

(iv)	except as contemplated in the Merger Agreement or as required by legal requirements or the terms of an Employee Plan, (A) establish, adopt, enter into, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date of the Merger Agreement), (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any Employee Plan, (C) grant any employee or director any increase in compensation, bonuses or other benefits, (D) grant to any present or former employee or director any severance or termination pay, or increase in such severance or termination pay, (E) pay any bonus to any present or former employee or director, (F) grant any new awards under any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date of the Merger Agreement), (G) amend or modify any outstanding award under any Employee Plan, (H) take any action to accelerate the payment, or to fund or otherwise secure the payment, of compensation or benefits under any employee plan, or (I) forgive any loans, or issue any loans (subject to certain specified exceptions) to any current or former employee, director or consultant of Sequenom or any of its subsidiaries (except that Sequenom or its subsidiaries may change the title of its employees, provided that such changes in title do not involve increases in the applicable employee’s compensation);

(v)	hire any employee with an annual base salary in excess of $140,000, provided that (i) any hires must be to fill vacant positions as of the date of the Merger Agreement or positions subsequently vacated as a result of an employee termination and (ii) LabCorp will not unreasonably withhold consent to such hire;

(vi)	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(vii)	form any subsidiary, acquire any equity interest in any other entity (other than securities in a publicly traded company held for investment and consisting of less than 1% of the outstanding capital stock of such entity) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii)	make or authorize any capital expenditure (except that Sequenom or its subsidiaries may make any capital expenditure that: is provided for in Sequenom’s capital expense budget either delivered or made available to LabCorp or to LabCorp’s representatives prior to the date of the Merger Agreement, which expenditures will be in accordance with the categories set forth in such budge)t;

(ix)	acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than certain permitted encumbrances) any material right or other material asset or property (with certain exceptions);

(x)	(A) incur, redeem, prepay, defease, cancel or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Sequenom or any of its subsidiaries, agree to pay deferred purchase price for any property (other than (1) ordinary course foreign currency arrangements and not for any speculative purpose or (2) ordinary course payments of indebtedness under the Convertible Notes) or (B) lend money or make capital contributions or advances to or make investments in, any person, (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the ordinary course of business);

(xi)	cancel, amend, modify, terminate or waive any material rights under, replace or release, settle or compromise any material claim, liability or obligation under certain material contracts or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract;

(xii)	except as legally required, (i) make any change to any accounting method or accounting period used for tax purposes (or request such a change); (ii) make any tax election (other than a tax election that is consistent with a tax election made in a previous period); (iii) rescind or change any tax election; (iv) file an amended tax return; (v) enter into a closing agreement with any governmental body regarding any material tax; (vi) settle, compromise or consent to any tax claim or assessment or surrender a right to a tax refund; or (vii) waive or extend the statute of limitations with respect to any tax other than (A) pursuant to extensions of time to file a tax return obtained in the ordinary course of business or (B) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local taxes to prevent the assessment or collection of a tax;

(xiii)	commence any legal proceeding, except with respect to: (i) routine matters in the ordinary course of business; (ii) in such cases where Sequenom reasonably determines in good that that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that Sequenom consults with LabCorp and considers the views and comments of LabCorp with respect to such legal proceeding prior to commencement thereof) or (iii) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

(xiv)	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any legal proceeding relating to a breach of the Merger Agreement or pursuant to a settlement that does not relate to any of the Transactions and: (i) that results solely in a monetary obligation involving only the payment of monies by Sequenom and its subsidiaries of not more than $100,000 in the aggregate or (ii) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, Sequenom and its subsidiaries and the payment of monies by Sequenom and its subsidiaries that together with any settlement made under subsection “(i)” of this bullet are not more than $200,000 in the aggregate (not funded by an indemnity or through insurance policies);

(xv)	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable legal requirements);

(xvi)	amend the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, or adopt any other stockholder rights plan or similar arrangement;

(xvii)	(A) enter into any new line of business or (B) start to conduct a line of business of Sequenom or any of its subsidiaries in a geographic area where it is not conducted as of the date of the Merger Agreement;

(xviii)	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Sequenom or any of its subsidiaries;

(xix)	other than as required by GAAP or any legal requirement, make any change in accounting methods, principles or practices affecting Sequenom’s consolidated assets, liabilities or results of operations, except for changes that would not reasonably be expected to have a Company Material Adverse Effect; or

(xx)	authorize any of, or agree or commit to take, any of the actions described in (i) through (xix) of this section.

No Solicitation. Sequenom and its subsidiaries have agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, during the Pre-Closing Period, they will not, and will direct their representatives not to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any third party that may be ongoing with respect to an Acquisition Proposal (as defined below); and (ii) directly or indirectly (A) solicit, initiate, or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (C) enter into or agree to enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or (D) amend or waive any provision of the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, or exempt any person not affiliated with LabCorp from the definition of “Acquiring Person” thereunder.

However, if at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time, Sequenom or any of its subsidiaries or representatives receives an unsolicited bona fide written Acquisition Proposal from any person or group, which Acquisition Proposal was made on or after the date of the Merger Agreement and did not result from any breach of the non-solicitation provisions of the Merger Agreement, (i) Sequenom may contact such person or group solely to clarify the terms and conditions thereof and (ii) if Sequenom’s board of directors determines in good faith, (A) after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below) and (B) after consulting with and receiving advice from outside counsel that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Board of Directors under applicable law, then Sequenom and its representatives may (x) furnish, pursuant to (but only pursuant to) an acceptable confidentiality agreement, information (including non-public information) with respect to Sequenom and its subsidiaries to the person or group who has made such Acquisition Proposal; provided that Sequenom will concurrently provide to LabCorp any non-public information concerning Sequenom and its subsidiaries that is provided to any person given such access which was not previously provided to LabCorp or its representatives and (y) engage in or otherwise participate in discussions or negotiations with the person or group making such Acquisition Proposal.

For purposes of the Merger Agreement, “Acquisition Proposal” means any proposal or offer from any person (other than LabCorp and its affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition or license of assets of Sequenom and its subsidiaries equal to 15% or more of Sequenom’s assets or to which 15% or more of Sequenom’s revenues or earnings are attributable, (ii) issuance or acquisition of 15% or more of the outstanding Common Stock, (iii) recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding Common Stock or (iv) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Sequenom that if consummated would result in any person or group beneficially owning 15% or more of the outstanding Common Stock.

For purposes of the Merger Agreement, “Superior Offer” means a bona fide written Acquisition Proposal that Sequenom’s board of directors determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing and certainty of financing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that Sequenom’s board of directors deems relevant, and if consummated, would result in a transaction more favorable to Sequenom’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions; provided that for purposes of the definition of “Superior Offer”, the references to the percentage in the definition of Acquisition Proposal will be deemed to be references to “80%.”

Following the date of the Merger Agreement, Sequenom will (i) promptly (and in any event within 24 hours) notify LabCorp if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by Sequenom or its subsidiaries or any of their representatives or if any non-public information is requested or discussions are sought with respect to an Acquisition Proposal, and provide to LabCorp (ii) the name of such person and the financial and all other terms and conditions of any Acquisition Proposal, (iii) keep LabCorp reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis, and (iv) upon the request of LabCorp, reasonably inform LabCorp of the status of such Acquisition Proposal.

Nothing in the Merger Agreement will prohibit Sequenom from (i) taking and disclosing to the stockholders of Sequenom a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of Sequenom that its board of directors determines in good faith (after consultation with and receiving advice of its outside counsel) that such communication is required by applicable legal requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

Additional Covenants of the Parties

Sequenom Board Recommendation. Sequenom consented to the Offer and Sequenom’s board of directors made the Sequenom Board Recommendation, which includes the recommendation that the holders of Shares tender their Shares pursuant to the Offer. Sequenom also consented to the inclusion of a description of the Sequenom Board Recommendation in this Offer to Purchase and the documents related to the Offer.

During the Pre-Closing Period, neither Sequenom’s board of directors nor any committee thereof may (i)(A) withdraw (or modify in a manner adverse to LabCorp or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to LabCorp or Purchaser), the Sequenom Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in clause (i) being referred to as an “Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Sequenom to execute or enter into any contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, Sequenom to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an acceptable confidentiality agreement).

However, at any time prior to the Offer Acceptance Time: (i) if Sequenom has received a bona fide written Acquisition Proposal not arising out of a breach of the non-solicitation provisions of the Merger Agreement from any person that has not been withdrawn and after consultation with outside legal counsel, Sequenom’s board of directors will have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) Sequenom’s board of directors may make an Adverse Change Recommendation, or (y) Sequenom may terminate the Merger Agreement to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (A) Sequenom’s board of directors determines in good faith, after consultation with and receiving advice of Sequenom’s outside legal counsel and financial advisors, that the failure to do so would reasonably constitute a breach of the fiduciary duties of Sequenom’s board of directors to Sequenom’s stockholders under applicable legal requirements; (B) Sequenom will have given LabCorp prior written notice of its intention to consider making an Adverse Change Recommendation or terminate the Merger Agreement at least five business days prior to making any such Adverse Change Recommendation or termination (a “Determination Notice”) (which notice will not constitute an Adverse Change Recommendation); and (C) (1) Sequenom will have provided to LabCorp the terms of the Acquisition Proposal in accordance with the terms of the Merger Agreement, (2) Sequenom will have given LabCorp the five business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and will have negotiated in good faith with LabCorp with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by LabCorp, if any, after consultation with outside legal counsel, Sequenom’s board of directors will have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement would reasonably constitute a breach of fiduciary duties of Sequenom’s board of directors to the Sequenom stockholders under applicable legal requirements. These provisions will also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to five business days will be deemed to be three business days; and (ii) other than in connection with an Acquisition Proposal, Sequenom’s board of directors may make an Adverse Change Recommendation in response to a material event or development or material change in circumstances with respect to Sequenom that was neither known to the Sequenom’s board of directors nor reasonably foreseeable as of or prior to the date of the Merger Agreement and does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to LabCorp, Purchaser or any of their affiliates or (iii) clearance of the Merger under the Antitrust Laws (“Change in Circumstance”), if and only if: (A) Sequenom’s board of directors determines in good faith, after consultation with Sequenom outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of Sequenom’s board of directors to the Sequenom stockholders under applicable legal requirements; (B) Sequenom will have given LabCorp a Determination Notice at least five business days prior to making any such Adverse Change Recommendation; and (C) (1) Sequenom will have specified the Change in Circumstance in reasonable detail, (2) Sequenom will have given LabCorp the five business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate an Adverse Change Recommendation, and will have negotiated in good faith with LabCorp with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by LabCorp, if any, after consultation with outside legal counsel, Sequenom’s board of directors will have determined, in good faith, that the failure to make the Adverse Change Recommendation in response to such Change in Circumstance would reasonably constitute a breach of fiduciary duties of Sequenom’s board of directors to the Sequenom stockholders under applicable legal requirements. These provisions will also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to five business days will be deemed to be three business days.

Filings, Consents and Approvals

Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties has agreed to use reasonable best efforts to, and to cause their respective affiliates to use reasonable best efforts to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the taking of all actions necessary to comply with all orders, decrees and requests imposed by governmental bodies in connection with the Transactions, (iii) the obtaining of all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from governmental bodies and the making of all necessary registrations, declarations and filings (Including filings under the HSR Act or other antitrust laws) applicable to the Transactions and other registrations, declarations and filings with, or notices to, governmental bodies, (iv) the obtaining of consents, approvals and waivers from third parties reasonably requested by LabCorp to be obtained in connection with the Transactions, provided however, that in no event will any of the parties or their respective affiliates be required to (and in no event will Sequenom or any of its subsidiaries, without LabCorp’s prior written approval) make any payment to such third parties or concede anything of value prior to the Effective Time in order to obtain such consent, approval or waiver from any such third parties, (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement and (vi) as promptly as reasonably practicable following the receipt thereof, responding to any formal or informal request for additional information or documentary material received by Sequenom, LabCorp or any of their respective affiliates from any governmental body in connection with the Transactions. Sequenom and its board of directors will (A) take all action necessary to ensure that no state takeover statue is or becomes applicable to the Merger Agreement, the Merger or any of the other Transactions and (B) if any takeover law becomes applicable to the Merger Agreement, the Merger or any other Transaction, take all action necessary to ensure that the Merger and other Transactions may be consummated as promptly as practicable on the terms set forth in the Merger Agreement and otherwise to minimize the effect of such state or regulation. No party may voluntarily extend any waiting period under the HSR Act or foreign antitrust or competition law or enter into any agreement with any governmental body to delay or not to consummate the Transactions except with the prior written consent of the other parties (such consents not to be unreasonably withheld or delayed and which reasonableness will be determined in light of each party’s obligation to use reasonable best efforts to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions).

Notwithstanding anything to the contrary contained in the Merger Agreement, nothing in the Merger Agreement will require or obligate LabCorp or any of its affiliates (and in no event will any representation, warranty or covenant of LabCorp contained in the Merger Agreement be breached or deemed breach as a result of the failure of LabCorp to): (i) agree to or otherwise become subject to any limitations on (A) the right of LabCorp to control or operate its business (including the business of Sequenom and its subsidiaries after the Effective Time) or assets (including the assets of Sequenom and its subsidiaries after the Effective Time) or (ii) agree or be required to sell or otherwise dispose of, hold or divest itself of all or any portion of the business, assets or operations of LabCorp or any of its affiliates or the business, assets or operations of Sequenom or its subsidiaries after the Effective Time (any such action referred to in (i) or (ii), a “Burdensome Condition”). With respect to any governmental body in connection to the Transactions, neither Sequenom nor any of its subsidiaries will, without LabCorp’s prior written consent in its sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter any of their businesses or commercial practices in any way, or otherwise take or commit to take any action limiting LabCorp’s freedom of action or ability to retain any of the businesses, product or service lines or assets of Sequenom or its subsidiaries after the Effective Time, or otherwise limit its ability to receive the full benefits of the Merger Agreement and the Transactions.

None of the parties to the Merger Agreement will agree to participate in any substantive meeting, telephone call or discussion with any governmental body in respect of any filings, investigation, litigation or other inquiry without consulting with the other parties in advance and, to the extent permitted by the governmental body, giving the other parties the opportunity to attend and participate at such meeting, telephone call or discussion. The parties will and will cause their respective affiliates to provide each other with copies of all correspondence, filings or communications between them or any of their respective representatives and any governmental body with respect to the Merger Agreement and the Transactions, provided, however, that materials may be redacted (i) to remove references concerning the valuation of Sequenom and its subsidiaries, (ii) as necessary to comply with contractual arrangements or applicable laws and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Sequenom Stock Awards; ESPP

Prior to the Offer Acceptance Time, Sequenom will take all actions (including obtaining any necessary determinations and/or resolutions of Sequenom’s board of directors or a committee thereof) that may be necessary (under the Sequenom equity plans and award agreements pursuant to which the Sequenom Stock Awards are outstanding or otherwise) to (i) accelerate the vesting and exercisability (as applicable) of each unexercised Sequenom Accelerated Option and Sequenom Accelerated RSU unit then outstanding, so that each such Sequenom Stock Award will be fully vested and exercisable effective as of immediately prior to, and contingent upon, the Effective Time in accordance with the Merger Agreement, (ii) accelerate the vesting of each Sequenom restricted stock award then outstanding so that each such Sequenom restricted stock award will be fully vested effective as of immediately prior to, and contingent upon, the Offer Acceptance Time in accordance with the Merger Agreement, (iii) terminate each Sequenom equity plan (except as otherwise agreed by LabCorp and a holder thereof) effective as of and contingent upon the Effective Time, and (iv) following the vesting acceleration described in (i) above, cause, as of the Effective Time, each unexpired and unexercised Sequenom option and each unexpired Sequenom restricted stock unit then outstanding as of immediately prior to the Effective Time (and each plan, if any, under which any Sequenom Stock Award may be granted except, with respect to any such plan, as otherwise agreed by LabCorp and a holder thereof) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to the Merger Agreement.

Sequenom will take all actions necessary or required under the ESPP and legal requirements to, contingent on the Effective Time, (i) ensure that, except for the 6-month offering period under the ESPP that commenced on February 1, 2016, no offering period or purchase period will be authorized or commenced on or after the date of the Merger Agreement and (ii) if the Closing occurs prior to the end of the offering period in existence under the ESPP on the date of the Merger Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last business day prior to the Offer Acceptance Time as the last day of such offering period (such date or the date such offering period terminates by its terms, if earlier, the “Final Purchase Date”) and purchase period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. Sequenom will cause the exercise (as of the Final Purchase Date) of each outstanding purchase right under the ESPP and terminate the ESPP in its entirety effective as of the Offer Acceptance Time, contingent upon the Effective Time. Prior to the Offer Acceptance Time, Sequenom will take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the Transactions.

Employee Benefits

LabCorp will and will cause the Surviving Corporation to and instruct its affiliates to, grant all persons who are employed by Sequenom or any of its subsidiaries as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation or any of its subsidiaries immediately following the Effective Time (the “Continuing Employees”) credit for any service to Sequenom earned prior to the Effective Time for purposes of eligibility, vesting and determination of the level of benefits, vacation accrual and severance benefit determinations, under any benefit or compensation plan, program, agreement or arrangement in which a Continuing Employee participates that may be established or maintained by LabCorp or the Surviving Corporation or any of its affiliates on or after the Effective Time (the “New Plans”), provided that such service credit will not be recognized (i) to the extent it would result in a duplication of benefits, (ii) under any newly established New Plan for which similarly situated employees of LabCorp do not receive credited service, (iii) for purposes of determining eligibility to receive discretionary contributions to LabCorp’s employees’ savings plan or (iv) for purpose of determining eligibility to participate in LabCorp’s employee stock purchase plan. Continuing Employees will not receive credit for service prior to the Effective Time for purposes of benefit accrual under any defined benefit pension plan of LabCorp. In addition, LabCorp will, and will cause the Surviving Corporation to and instruct its affiliates to, use commercially reasonable efforts to cause (A) to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any benefit plan of Sequenom or any of its subsidiaries as of the Effective Time and (B) any deductible, coinsurance and covered out-of-pocket expenses paid on or before the Effective Time by any Continuing Employee (or covered dependent hereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time under any applicable New Plan in the same plan year in which the Effective Time occurs. Nothing in the Merger Agreement will be construed to create a right in any employee to employment with LabCorp, the Surviving Corporation or any other affiliate of the Surviving Corporation and the employment of each Continuing Employee will be “at will” employment.

If requested in writing by LabCorp at least ten business days prior to the Effective Time, Sequenom will take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the date on which Sequenom becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as LabCorp (the “Plan Termination Date”), any Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Sequenom 401(k) Plan”). If Sequenom is required to terminate any Sequenom 401(k) Plan, then Sequenom will provide to LabCorp prior to the Plan Termination Date written evidence of the adoption by Sequenom’s board of directors of resolutions authorizing the termination of such Sequenom 401(k) Plan (the form and substance of which resolutions will be subject to the prior review of LabCorp). Sequenom will also take such other actions in furtherance of terminating such Sequenom 401(k) Plan as LabCorp may reasonably request. Any actions taken under the section of the Merger Agreement corresponding to this paragraph will be made contingent upon the consummation of the Offer.

If requested in writing by LabCorp at least ten business days prior to the Effective Time, Sequenom will take (or cause to be taken) all actions necessary, including the provision of notice to all insurance carriers and third party administrators (provided that LabCorp has submitted such written request to Sequenom prior to the date notice is required by such insurance carrier or third party administrator), to terminate such Employee Plans as requested by LabCorp (other than the Sequenom 401(k) Plan, for which the above paragraph applies (each, an “Other Sequenom Benefit Plan”). Any termination, early surrender, early withdrawal or other charges incurred as a result of the termination of an Other Sequenom Benefit Plan at such request of LabCorp will be paid for, or reimbursed to Sequenom, by LabCorp. Any actions taken under the section of the Merger Agreement corresponding to this paragraph will be made contingent upon the consummation of the Offer.

Indemnification of Officers and Directors

All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Sequenom, any of its subsidiaries or any of their respective predecessors (the “Indemnified Persons”) as provided by the certificate of incorporation, bylaws or other organizational documents of Sequenom or any of its subsidiaries and as provided in any indemnification agreement between Sequenom and said Indemnified Persons in the forms made available by Sequenom to LabCorp or its Representatives prior to the date of the Merger Agreement, will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by Sequenom as of the date of the Merger Agreement , or an alternative policy or policies of at least the same coverage containing terms and conditions no less favorable than the existing policy for the benefit of the Indemnified Parties who are currently covered by the existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Sequenom, or at prior to the Effective Time, LabCorp or Sequenom may (through a nationally recognized insurance broker approved by LabCorp (such approval not to be unreasonably withheld, delayed or conditioned)), purchase a six-year “tail” policy for the existing policy as of the Effective Time and if such “tail policy” has been obtained, it will be deemed to satisfy all obligation to obtain and/or maintain insurance pursuant to the Merger Agreement. However, in no event will the Surviving Corporation be required to expend in any one year greater than 300% of the annual premium currently paid by Sequenom with respect to its current policy.

In the event LabCorp or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, LabCorp will ensure that the successors and assigns of LabCorp or the Surviving Corporation, as the case may be, or at LabCorp’s option, LabCorp, will assume the indemnification obligations described above.

The provisions of the Merger Agreement relating to the indemnification of Sequenom officers and directors will survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable legal requirement, the provisions of the Merger Agreement relating to indemnification of Sequenom officers and directors may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Securityholder Litigation

Sequenom will give LabCorp the right to participate in (but not control) the defense or settlement of any securityholder litigation against Sequenom and/or its directors relating to the Transactions and the right to consult on the settlement with respect to such litigation, and Sequenom will in good faith take LabCorp’s views into account, but no such settlement will be agreed to without LabCorp’s prior written consent. Sequenom will promptly notify LabCorp of any such litigation.

Takeover Laws

If any state takeover law may become, or may purport to be, applicable to the Transactions, each of LabCorp and Sequenom and the members of their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated thereby and otherwise act to lawfully eliminate the effect of any takeover law on any of the Transactions.

Rule 14d-10(d) Matters

Prior to the Offer Acceptance Time, the compensation committee of Sequenom’s board of directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, Sequenom or their respective affiliates and any of the officers, directors or employees of Sequenom that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Treatment of Convertible Notes

To the extent required pursuant to the Indenture dated as of September 17, 2012 by and between Sequenom and Wells Fargo Bank, National Association, as trustee, and the Indenture dated as of June 9, 2015, by and between Sequenom and Wells Fargo Bank, National Association, as trustee (the “Sequenom Indentures”), Sequenom, the Surviving Corporation and LabCorp will take all necessary action, effective upon the Effective Time, to execute and deliver a supplemental indenture to each Sequenom Indenture to the applicable trustee to provide, among other things, that on and after the Effective Time, each holder of the Convertible Notes will have the right to convert such Convertible Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Merger in respect of each Share in accordance with, and subject to, the provisions of such Sequenom Indenture governing the conversions of the Convertible Notes issued thereunder (including any applicable increase in the “Conversion Rate” as defined therein) in each case in accordance with, and subject to, such Sequenom Indenture. In addition, Sequenom and the Surviving Corporation will take commercially reasonable efforts to take all such actions as may be required in accordance with, and subject to, the terms of the Sequenom Indentures (including without limitation the time periods specified therein), including the giving of any notices that may be required in connection with any repurchases or conversions of the Convertible Notes occurring as a result of the Transactions constituting a “Fundamental Change” and/or “Make-Whole Fundamental Change” as such terms are defined in the Sequenom Indentures, and delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the consummation of the Merger. Sequenom will provide LabCorp, Purchaser and their counsel reasonable opportunity to review and comment on any written notice or communication to or with holders of Convertible Notes or with the trustee under the Sequenom Indenture prior to its making or dispatch, and Sequenom will give reasonable and good faith consideration to any comment made by LabCorp, Purchaser or their counsel.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to public announcements and access, confidentiality and matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned (with respect to (ii) through (ix) below, by written notice by the terminating party, prior to the Offer Acceptance Time:

(i)	by mutual written consent of LabCorp and Sequenom;

(ii)	by either LabCorp or Sequenom if the Offer has expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a party will not be permitted to terminate the Merger Agreement pursuant to this section if the failure of the acceptance for payment of Shares pursuant to the Offer is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the acceptance for payment of shares pursuant to the Offer and such party has not cured such failure within ten days after receiving notice thereof;

(iii)	by either LabCorp or Sequenom if a court of competent jurisdiction or other governmental body has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable; provided, however, that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time;

(iv)	by LabCorp, if, whether or not permitted to do so: (i) Sequenom’s board of directors will have failed to include the Sequenom Board Recommendation in the Schedule 14D-9 when mailed, or will have effected an Adverse Change Recommendation; (ii) Sequenom’s board of directors will have failed to publicly reaffirm its recommendation of the Merger Agreement within five business days after LabCorp so requests in writing, provided that LabCorp may only make such request once every fifteen days; (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, Sequenom’s board of directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer (each of (i) through (iii) a “Trigger Event”); or (iv) Sequenom breaches the solicitation provisions of the Merger Agreement in any material respect, provided that any such termination must occur within ten business days of the Trigger Event;

(v)	by either LabCorp or Sequenom if the Offer Acceptance Time has not occurred on or prior to 5 PM EST on December 26, 2016; provided, however, that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party;

(vi)	by Sequenom in order to accept a Superior Offer and simultaneously enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), provided that Sequenom has complied in all material respects with its non-solicitation obligations under the Merger Agreement and the conditions pursuant to which Sequenom’s board of directors may make an Adverse Change Recommendation;

(vii)	by LabCorp if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Sequenom has occurred such that certain specified offer conditions set forth in clause (b) and (c) of Annex I of the Merger Agreement would not be satisfied and cannot be cured by Sequenom by the End Date, or if capable of being cured, has not commenced being cured within fifteen days of the date LabCorp gives Sequenom notice of such breach or failure to perform; provided, however, that, LabCorp will not have the right to terminate the Merger Agreement pursuant to this provision if either LabCorp or Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement;

(viii)	by Sequenom if a breach in any material respect of any representation or warranty contained in the Merger Agreement or failure to perform in any material respect any covenant or obligation in the Merger Agreement on the part of LabCorp or Purchaser has occurred, in each case if such breach or failure has had or would reasonably be expected to prevent LabCorp or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by LabCorp or Purchaser, as applicable, by the End Date, or if capable of being cured, has not been commenced being cured within fifteen days of the date Sequenom gives LabCorp notice of such breach or failure to perform; provided, however, that, Sequenom will not have the right to terminate the Merger Agreement pursuant to this provision if Sequenom is then in material breach of any representation, warranty covenant or obligation under the Merger Agreement; or

(ix)	by Sequenom if Purchaser fails to commence (within the meaning of Rule 14d-3 under the Exchange Act) the Offer within four business days following August 9, 2016 or if Purchaser will have failed to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) in accordance with the terms of the Merger Agreement; provided that Sequenom will not be permitted to terminate the Merger Agreement pursuant to this section if the failure of Purchaser to commence or consummate the Offer in accordance with the terms of this Agreement is attributable to a failure on the part of Sequenom to perform any covenant or obligation under the Merger Agreement.

Effect of Termination

In the event of the termination of the Merger Agreement, written notice thereof will be given to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement will be of no further force or effect and there will be no liability on the part of LabCorp, Purchaser or Sequenom or their respective directors, officers and affiliates following any such termination, except specified sections of the Merger Agreement will survive and remain in full force and effect, the Confidentiality Agreement (as defined below) will remain in full force and effect, and no party will be relieved of any liability for fraud or willful and material breach of the Merger Agreement prior to the date of termination. Nothing will limit or prevent any party from exercising any rights or remedies it may have under the specific performance provision of the Merger Agreement in lieu of terminating the Merger Agreement.

Expenses; Termination Fee

Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

In the event that: (i) the Merger Agreement is terminated by Sequenom in order to accept a Superior Offer pursuant to the terms of the Merger Agreement; (ii) the Merger Agreement is terminated by LabCorp if Sequenom does not comply with certain requirements regarding the Sequenom Board Recommendation; or (iii) (x) the Merger Agreement is terminated by either LabCorp or Sequenom because the Offer expires without acceptance for payment of the Shares or by LabCorp for a breach of any representation or warranty or failure to perform any covenant or obligation in the Merger Agreement on the part of Sequenom that is not cured in accordance with the Merger Agreement (y) a bona fide Acquisition Proposal will have been made directly to Sequenom’s stockholders, any Person will have publicly announced an intention to make an Acquisition Proposal or an Acquisition Proposal has otherwise become publicly known and prior to such termination (unless publicly withdrawn prior to such termination) and (z) within 12 months of such termination Sequenom will have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal (provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Proposal” are deemed to be references to “100%”); then, Sequenom will pay to LabCorp or its designee the Termination Fee. However, in no event will Sequenom be required to pay the Termination Fee on more than one occasion.

“Termination Fee” will mean a cash amount equal to $10,600,000. The receipt of the Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by LabCorp, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of LabCorp, Purchaser, any of their respective affiliates (collectively, “LabCorp Related Parties”) or any other person will be entitled to bring or maintain any claim, action or proceeding against Sequenom or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination, except that nothing in the provisions of the Merger Agreement related to the Termination Fee will limit LabCorp or the Purchaser’s rights with respect to specific performance.

LabCorp’s right to receive payment from Sequenom of the Termination Fee pursuant to the applicable section of the Merger Agreement and any payments pursuant to the Merger Agreement’s Termination Fee provisions will be the sole and exclusive remedy of the LabCorp Related Parties against Sequenom and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or affiliates (collectively, “Sequenom Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Sequenom Related Parties will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions, other than fraud or willful and material breach of the Merger Agreement.

If Sequenom fails to timely pay any amount due to LabCorp under the Merger Agreement, and, in order to obtain the payment, LabCorp commences a legal proceeding which results in a judgment against Sequenom, Sequenom will pay LabCorp its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

Amendment

Prior to the Offer Acceptance Time and subject to certain limited exceptions, the Merger Agreement may be amended with the approval of Sequenom’s and LabCorp’s boards of directors at any time. The Merger Agreement may not be amended except by a written instrument signed on behalf of each of the parties to the Merger Agreement.

Waiver

No failure on the part of any party to exercise any power, right, privilege or remedy under the Merger Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under the Merger Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party will be deemed to have waived any claim arising out of the Merger Agreement, or any power, right, privilege or remedy under the Merger Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

Specific Performance

The parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in the courts described therein, this being (subject to the provisions relating to the payment of the Termination Fee) in addition to any other remedy to which they are entitled under law or equity.

Governing Law

The Merger Agreement is governed by Delaware law.

OTHER AGREEMENTS

Confidentiality Agreement

On October 23, 2015, LabCorp and Sequenom entered into a Confidentiality Agreement (as it may be amended from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, LabCorp and Sequenom agreed that, subject to certain exceptions, neither of the parties nor their representatives would disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or make use of any of the other party’s Confidential Information except for the purpose of considering, evaluating and negotiating a potential strategic transaction between the parties. The Confidentiality Agreement includes a standstill provision for the benefit of Sequenom that expires in April 2017, but terminates if (i) a third party unaffiliated with LabCorp commences or announces an intent to commence a tender offer or exchange offer for at least 50% of Sequenom’s capital stock (provided that such standstill provision will automatically become applicable again if the third party announces its intent not to proceed with the proposed or commenced tender offer or exchange offer), or (ii) a third party enters into an agreement with Sequenom to effect a transaction involving a sale of 50% or more of the capital stock or all or substantially all of the assets of Sequenom.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO hereto and incorporated herein by reference.

Amendment to Rights Agreement

In connection with Sequenom’s entry into the Merger Agreement, Sequenom and AST entered into Amendment No. 1 to Rights Agreement, dated July 26, 2016 (the “Rights Amendment”), amending the Rights Agreement. The effect of the Rights Amendment is to permit the Transactions, including the Offer and the Merger, to occur without triggering any distribution or other adverse event to LabCorp or its affiliates under the Rights Agreement. In particular, (i) none of Purchaser, LabCorp nor any of their respective stockholders, affiliates or associates will be deemed an Acquiring Person (as defined in the Rights Agreement) as a result of (a) the announcement, approval, execution, delivery, performance and/or amendment of the Merger Agreement, or (b) the announcement, approval, commencement, performance, consummation and/or amendment of the Offer, the Merger and/or any of the other Transactions (collectively, the “Exempted Transactions”), (ii) a Shares Acquisition Date (as defined in the Rights Agreement) and a Distribution Date (as defined in the Rights Agreement) will not be deemed to occur as a result of any of the Exempted Transactions, (c) the rights under the Rights Agreement will not separate from the Sequenom common stock as a result of the Exempted Transactions and (d) the rights under the Rights Agreement and the Rights Agreement will terminate and expire immediately prior to the Offer Acceptance Time.

14.	Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, Purchaser is not obligated to accept for payment, and, subject to applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), is not obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer, unless the Minimum Condition is satisfied as of any scheduled Expiration Date.

Furthermore, Purchaser will not be obligated to accept for payment, and, subject to applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), will not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer, if in each case, as determined subject to the principles of contract interpretation and construction under Delaware law, which the parties elected to govern the interpretation and construction of the Merger Agreement:

•	any representations and warranties of Sequenom are not true and correct as of the dates specified in the Merger Agreement (subject to certain qualifications set forth in the Merger Agreement);

•	Sequenom (subject to certain qualifications set forth in the Merger Agreement) has not complied with or performed in all material respects all of the covenants and agreements it is required to comply with or perform at any time prior to accepting, for the first time, for payment and paying for such number of Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”);

•	since the date of the Merger Agreement, there has occurred a Company Material Adverse Effect (as defined in the Merger Agreement) that is continuing as of the Offer Acceptance Time;

•	any applicable waiting period under the HSR Act and certain foreign antitrust laws has not expired or been terminated (after execution of the Merger Agreement, the Parties determined that no foreign antitrust filings would be required in connection with the Merger);

•	any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer is issued or in effect or any action has been taken by a governmental body that directly or indirectly prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

•	Sequenom shall have failed to deliver to LabCorp a certificate, dated as of the Expiration Date, signed by its chief executive officer and its chief business officer, general counsel and corporate secretary certifying to the satisfaction of certain conditions; or

•	the Merger Agreement has terminated in accordance with its terms.

Subject to the terms of the Merger Agreement, the foregoing conditions are for the sole benefit of LabCorp and Purchaser and may be asserted by LabCorp or Purchaser regardless of the circumstances (including any action or inaction by us) giving rise to any such conditions or (except for the Minimum Condition) may be waived by LabCorp and Purchaser in whole or in part at any time prior to the Expiration Date in their sole discretion. The failure by LabCorp or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right may be asserted at any time and from time to time. Notwithstanding the fact that LabCorp and Purchaser reserve the right to assert the occurrence of a condition following acceptance for payment but prior to payment in order to delay payment of cash or cancel Purchaser’s obligation to pay cash for the properly tendered Shares, LabCorp and Purchaser will either promptly pay for properly tendered Shares or promptly return such Shares. A public announcement will be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

15.	Certain Legal Matters

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by Sequenom, none of Sequenom, Purchaser or LabCorp is aware of any license or regulatory permit that appears to be material to the business of Sequenom that might be adversely affected by Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Sequenom’s business or that certain parts of Sequenom’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Conditions of the Offer.”

Antitrust Matters. The Offer and the Merger are subject to the HSR Act, which provides that parties to certain mergers or acquisitions notify the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) of the proposed transaction and wait a specific period of time before closing while the agencies review the proposed transaction.

On August 5, 2016, LabCorp filed a premerger Notification and Report Form under the HSR Act with the DOJ and the FTC in connection with the purchase of the Shares in the Offer and the Merger. On August 5, 2016, Sequenom filed a premerger Notification and Report Form under the HSR Act with the DOJ and the FTC in connection with the Offer and the Merger. LabCorp’s filing triggered a 15-day initial waiting period, for which early termination was requested. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from LabCorp or Sequenom. If such a request is made, such waiting period will expire at 11:59 p.m., Eastern time, on the tenth day after substantial compliance by LabCorp with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of LabCorp. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raise substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. We are not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ sometimes scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s acquisition of Shares, either the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Sequenom or LabCorp or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances.

There can be no assurance that a challenge on antitrust grounds to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

Business Combination Statutes. Sequenom is incorporated under the laws of the State of Delaware and is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving Sequenom. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that

(i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

Upon consummation of the Offer, LabCorp and Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent the prior approval of the Sequenom board of directors, the Business Combination Provisions could prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, Sequenom’s board of directors have approved the execution of the Merger Agreement, the Offer and the Merger. Accordingly, LabCorp and Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase or any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the Merger Agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Sequenom will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Sequenom. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, LabCorp, Purchaser and Sequenom will effect the Merger as soon as practicable, without a meeting of stockholders of Sequenom in accordance with Section 251(h) of the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Sequenom and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights under the provisions of Section 262 of the DGCL, including the right to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Sequenom stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than, or the same as, the price per Share to be paid in the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest.

16.	Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

Purchaser has retained American Stock Transfer & Trust Company, LLC, to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Purchaser has retained Morrow Sodali Global, LLC to act as the Information Agent in connection with the Offer. Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws. In connection with its engagement, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex or other methods of electronic communication and may request that brokers, dealers, commercial banks, trust companies and other nominees forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Sequenom has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Sequenom” and Section 9—“Certain Information Concerning LabCorp and Purchaser.”

Savoy Acquisition Corp.

August 9, 2016

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF LABCORP AND PURCHASER

The names of the directors and executive officers of Laboratory Corporation of America Holdings and Savoy Acquisition Corp. and their present principal occupations or employment and material employment history for the past five years are set forth below. The business address of each of the directors and executive officers of LabCorp is 358 South Main Street, Burlington, NC 27215. The business address of each of the directors and executive officers of Savoy Acquisition Corp. is c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, NC 27215.

Laboratory Corporation of America Holdings

Name	Age	Country of Citizenship	Position
David P. King	59	United States	Chairman of the Board, President and Chief Executive Officer
Kerrii B. Anderson	58	United States	Director
Jean-Luc Bélingard	67	France	Director
D. Gary Gilliland	61	United States	Director
Garheng Kong	40	United States	Director
Robert E. Mittelstaedt, Jr.	72	United States	Director
Peter M. Neupert	59	United States	Director
Richelle P. Parham	48	United States	Director
Adam H. Schechter	51	United States	Director
R. Sanders Williams, M.D.	66	United States	Director
Lance V. Berberian	53	United States	Senior Vice President and Chief Information Officer
Edward T. Dodson	62	United States	Senior Vice President and Chief Accounting Officer
F. Samuel Eberts III	56	United States	Senior Vice President, Chief Legal Officer and Secretary
Glenn A. Eisenberg	54	United States	Executive Vice President and Chief Financial Officer
Lisa J. Uthgenannt	55	United States	Chief Human Resources Officer

David P. King has served as Chairman of the Board, President, and Chief Executive Officer of LabCorp since May 6, 2009; prior to that date he served as a director, President and Chief Executive Officer of LabCorp since January 1, 2007. Mr. King served as Executive Vice President and Chief Operating Officer from December 2005 to January 2007, as Executive Vice President of Strategic Planning and Corporate Development from January 2004 to December 2005 and was hired in September 2001 as Senior Vice President, General Counsel and Chief Compliance Officer. Prior to joining LabCorp, he was a partner with Hogan & Hartson LLP (now Hogan Lovells US LLP) in Baltimore, Maryland from 1992 to 2001. Mr. King was appointed to the board of directors of Cardinal Health, Inc. in 2011 and chairs its Human Resources and Compensation Committee. He also sits on the boards of directors of the Seattle Science Foundation, PATH, Inc., and the American Clinical Laboratory Association. He is also on the board of trustees of Elon University and Durham Academy. Mr. King has over 10 years’ experience with LabCorp in a variety of roles of increasing responsibility in corporate operations, strategic planning, and corporate administration. Mr. King has a deep understanding of the clinical laboratory industry, business strategy, sales and marketing and executive management of LabCorp and its operations.

Kerrii B. Anderson has served as a director of LabCorp since May 17, 2006. Ms. Anderson was Chief Executive Officer of Wendy’s International, Inc., a restaurant operating and franchising company, from April 2006 until September 2008, when the company was merged with Triarc. Ms. Anderson served as Executive Vice President

SCHED-1

and Chief Financial Officer of Wendy’s International from 2000 to 2006. Prior to this position, she was Chief Financial Officer, Senior Vice President of M/I Schottenstein Homes, Inc. from 1987 to 2000. Ms. Anderson served as the Chairwoman of the Board of Chiquita Brands International Inc. from October 2012 until the company was sold on January 6, 2015, and was the Chairwoman of the Nominating and Corporate Governance Committee and a Member of the Audit Committee. She is also a director and a member of the Compensation Committee and Audit Committee of Worthington Industries, Inc. Ms. Anderson serves on the financial committee of Columbus Foundation, on the Board of Trustees of Ohio Health and on the Board of Trustees for Elon University, and she chairs the Audit Committee for Elon. She also was a director of PF Chang’s China Bistro, Inc. from 2010 until June 2012 and Wendy’s International from 2006 until September 30, 2008. She has a strong record of leadership in operations and strategy. Ms. Anderson is also an audit committee financial expert as a result of her experience as CEO and CFO of Wendy’s International, Inc. Through her service on other public company boards, Ms. Anderson brings extensive financial, corporate governance and executive compensation experience to the LabCorpBoard.

Jean-Luc Bélingard has served as a director of LabCorp since April 28, 1995. Since 2011, Mr. Bélingard has been Chairman of bioMérieux, the worldwide leader of the IVD microbiology segment. Mr. Bélingard also served as Chief Executive Officer of bioMérieux from July 2011 to April 2014. Mr. Bélingard retired as Chairman and Chief Executive Officer of Ipsen SA, a diversified French healthcare holding company, on November 22, 2010. He had served in that position since 2001. Prior to this position, Mr. Bélingard was Chief Executive Officer from 1999 to 2001 of bioMérieux-Pierre Fabre, a diversified French healthcare holding company, where his responsibilities included the management of that company’s worldwide pharmaceutical and cosmetic business. Mr. Bélingard is also a director of Stallergenes (France) and of Lupin Limited since October 27, 2015. Mr. Bélingard was also a director of Celera Corporation, a former division of Applera Corporation, from May 2008 to May 2010. Mr. Bélingard served as a director and member of the Audit Committee of Nicox (France) from December 2002 to August 2010. Mr. Bélingard was a director of Applera Corporation, Norwalk, Connecticut from 1993 to June 2008. From 1990 to 1999, Mr. Bélingard was CEO of Roche Diagnostics and a member of the Hoffman La Roche group Executive Committee. Mr. Belingard’s long tenure at Roche, Ipsen and BioMérieux demonstrates his valuable business, leadership and management experience, including leading a large organization with global operations. He brings a strong strategic and operational background to the LabCorp Board. He also brings an important international perspective to the Board’s deliberations. Mr. Bélingard has extensive corporate governance experience through his service on other public company boards.

D. Gary Gilliland, M.D., PH.D., has served as a director of LabCorp since April 1, 2014. Since January 2, 2015, Dr. Gilliland has served as President and Director of the NCI designated Fred Hutchinson Cancer Research Center in Seattle, WA. Prior to that, he was the inaugural Vice Dean and Vice President for Precision Medicine at the University of Pennsylvania Perelman School of Medicine from October 2013 to January 2015, where he was responsible for synthesizing research and clinical-care initiatives across all medical disciplines including cancer, heart and vascular medicine, neurosciences, genetics and pathology, in order to create a national model for the delivery of precise, personalized medicine. From 2009 until he joined Penn Medicine in 2013, Dr. Gilliland was Senior Vice President of Merck Research Laboratories and Oncology Franchise Head. At Merck, Dr. Gilliland oversaw first-in-human studies, proof-of-concept trials, and Phase II/III registration trials that included the development of pembrolizumab (anti-PD1) for treatment of cancer, and managed all preclinical and clinical oncology-licensing activities. Prior to joining Merck, Dr. Gilliland was a member of the faculty at Harvard Medical School for nearly 20 years, where he served as Professor of Medicine and a Professor of Stem Cell and Regenerative Biology. He was also an Investigator of the Howard Hughes Medical Institute from 1996 to 2009, Director of the Leukemia Program at the Dana-Farber/Harvard Cancer Center from 2002 to 2009, and Director of the Cancer Stem Cell Program of the Harvard Stem Cell Institute from 2004 to 2009. Dr. Gilliland has a Ph.D. in Microbiology from UCLA and an M.D. from UCSF. He is board-certified in Internal Medicine and had his Fellowship training in Hematology and Oncology, all at Harvard Medical School. Dr. Gilliland’s expertise in cancer genetics and his experience working within medical communities ranging from academia to the pharmaceutical industry position him to provide a practical and balanced perspective to the Board.

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Garheng Kong, M.D., PH.D., has served as a director of LabCorp since December 1, 2013. Dr. Kong is the Managing Partner of Sofinnova HealthQuest Capital, a healthcare-focused investment firm, and was previously a general partner at Sofinnova Ventures, a position he held from 2010 to 2013. Before joining Sofinnova, Dr. Kong was a general partner from 2000 to 2010 at Intersouth Partners, a venture capital firm where he was a founding investor or board member for various life science ventures, several of which were acquired by large pharmaceutical companies. Prior to his investing career, Dr. Kong was employed by GlaxoSmithKline, McKinsey & Company, and TherOx. Dr. Kong has served on the board of directors of Histogenics Corporation, a public biotechnology company where he also serves as the Chairman of the board, since 2012. Since November 2008, Dr. Kong has been the Chairman of the board of Cempra Pharmaceuticals, where he has been a board member since September 2006. Dr. Kong has been on the board of Alimera Sciences since October 2012 and sits on the Duke University Medical Center Board of Visitors. Dr. Kong holds an M.D., Ph.D. in Biomedical Engineering and an M.B.A. from Duke University. Dr. Kong brings to the Board knowledge and experience in both the healthcare and finance fields based on his medical background and his work in life science-related venture capital.

Robert E. Mittelstaedt, Jr. has served as a director of LabCorp since November 1996. Mr. Mittelstaedt is Dean Emeritus of the W. P. Carey School of Business at Arizona State University where he served as Dean and Professor of Management from 2004 to 2013. Prior to June 30, 2004, he was Vice Dean, Executive Education of The Wharton School, University of Pennsylvania. Mr. Mittelstaedt had served with The Wharton School since 1973, with the exception of the period from 1985 to 1989 when he founded, served as Chief Executive Officer, and subsequently sold Intellego, Inc., a company engaged in practice management, systems development, and service bureau billing operations in the medical industry. Mr. Mittelstaedt serves as a director and Compensation Committee chair of W. P. Carey, Inc. and also serves as a director and chair of the Nominating & Corporate Governance Committee of Innovative Solutions & Support, Inc. Mr. Mittelstaedt brings to the Board experience as a recognized expert in business strategy, corporate governance and executive compensation issues. Mr. Mittelstaedt serves as the Board’s Lead Independent Director and brings a deep understanding of the role of the Board and its oversight of corporate governance and business strategy.

Peter M. Neupert has served as a director of LabCorp since January 2013. Mr. Neupert was an Operating Partner at Health Evolution Partners, a health only, middle market private equity firm, from January 2012 until June 2015. Prior to that, Mr. Neupert served as Corporate Vice President of the Microsoft Health Solutions Group from its formation in 2005 to January 2012. Mr. Neupert served on the President’s Information Technology Advisory Committee (PITAC), co-chairing the Health Information Technology subcommittee and helping to drive the “Revolutionizing Health Care Through Information Technology” report, published in June 2004. Mr. Neupert served as the founding President and Chief Executive Officer of drugstore.com from 1998 to 2001 and as Chairman of the Board of Directors through September 2004. Mr. Neupert is also a director of Clinithink Ltd, Freedom Innovations LLC, Adaptive Biotechnologies, Inc. and higi LLC. He served on the board of directors of QSI from August 2013 to January 2014. He serves as a trustee for the Fred Hutchinson Cancer Research Center and was an active member of the Institute of Medicine’s Roundtable on Value & Science-Driven Healthcare from 2007 to 2011. Mr. Neupert brings to the Board experience as a recognized expert in health information technology and perspective on how to grow shareholder value leveraging business strategies with technology. His prior experience as a public company CEO and board member of both private and public companies brings practical insight to the Board with respect to business strategy, corporate governance and emerging trends in healthcare. Mr. Neupert’s previous business experience also enables him to provide the Board with an understanding of businesses and services adjacent to the diagnostic testing industry.

Richelle P. Parham has served as a director of LabCorp since February 8, 2016. Ms. Parham has been a member of the Board of Directors of Scripps Network Interactive Inc. (NYSE: SNI) since May 2012, and a member of the Drexel University Board of Trustees since May 2014. Ms. Parham has more than 20 years of business and marketing experience at such companies as eBay, Visa Inc., Digitas, Inc. (now DigitasLBi), leading end-to-end marketing efforts including brand, performance and loyalty marketing. Ms. Parham served as Chief Marketing Officer of eBay from November 2010 to March 2015. She was Head of Global Marketing Innovation and Head

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of Global Marketing Services at Visa from 2008 to 2010. Ms. Parham was Senior Vice President of Strategy and Enablement from 2007 to 2008 at Rapp Collins. And, Ms. Parham served in a series of senior roles at Digitas from 1994 to 2007, with her last role as Senior Vice President General Manager of the Digitas Chicago office. Ms. Parham was named to the Forbes 2014 “50 Most Influential CMOs in the World” and Fast Company’s “Most Creative People in Business 1000.” She holds double Bachelor of Science degrees in Business Administration and Design Arts from Drexel University. Ms. Parham’s experience leading global branding and marketing, as well as her expertise in understanding consumers and the consumer decision journey are added perspectives for the Board given the increasing importance of the consumer and healthcare decision making.

Adam H. Schechter has served as a director of LabCorp since April 1, 2013. Mr. Schechter is an Executive Vice President of Merck & Co., Inc. and has been since 2010 President of Merck’s Global Human Health Division, which includes the company’s worldwide pharmaceutical and vaccine businesses. He is a member of Merck’s executive committee and pharmaceutical and vaccines operating committee. Prior to becoming President, Global Human Health, Mr. Schechter served as President, Global Pharmaceutical Business from 2007 to 2010. Mr. Schechter’s extensive experience at Merck includes global and U.S.-focused leadership roles spanning sales, marketing, and managed markets, as well as business and product development. Mr. Schechter serves on the board of directors for the European Federation of Pharmaceutical Industries and Associations. He is a Board Member for Water.org and an Executive Board Member for the National Alliance for Hispanic Health. Mr. Schechter brings to the Board global business acumen and general management experience, as well as demonstrated success in leading large, innovation-focused organizations. Mr. Schechter’s deep knowledge of the pharmaceutical and healthcare industries and extensive experience collaborating with many of its key stakeholders to achieve patient-focused outcomes brings practical insight to the Board with respect to business strategies to service the changing healthcare environment.

R. Sanders Williams, M.D. has served as a director of LabCorp since May 16, 2007. Dr. Williams is President of The J. David Gladstone Institutes and Professor of Medicine at the University of California San Francisco. Prior to this appointment, Dr. Williams served Duke University between 2001 and 2010 as Dean of the School of Medicine, Senior Vice Chancellor, Senior Advisor for International Strategy, and founding Dean of the Duke-NUS Graduate Medical School Singapore. He has served previously as President of the Association of University Cardiologists, Chairman of the Research Committee of the American Heart Association, on the editorial boards of leading biomedical journals, on the Advisory Committee to the Director of the National Institutes of Health and on the Board of External Advisors of the National Heart, Lung and Blood Institute. Dr. Williams was a director of Bristol-Meyers Squibb Company from 2006 until May 2013 and has been a director of Amgen since October 2014. Dr. Williams is a member of the National Academy of Medicine, and a Fellow of the American Association for the Advancement of Science. His experience as a physician, biomedical scientist, and executive leader brings important perspective to his service to LabCorp as a director.

Lance V. Berberian has served as Senior Vice President, Chief Information Officer since February 2014. Prior to that, he served as Chief Information Officer at IDEXX Laboratories, a global leader in diagnostics and IT solutions for animal health and food and water quality, from May 2007 to January 2014. Mr. Berberian served as Chief Information Officer and President of Kellstrom Aerospace Defense, a fully integrated supply chain firm, from January 2000 to April 2007. He also served as Chief Information Officer of Interim Healthcare from September 1997 to January 2000.

Edward T. Dodson has served as Senior Vice President, Chief Accounting Officer since June 2005. He also has served as the Principal Accounting Officer since December 2014. Mr. Dodson, who has been a Certified Public Accountant for 32 years, joined LabCorp in August 1997 as Vice President and Corporate Controller and became Senior Vice President in June 2001. Prior to joining LabCorp in 1997, Mr. Dodson was a senior manager in the audit and consulting practice of KPMG LLP, where he worked for 17 years in that firm’s Greensboro, North Carolina and Brussels, Belgium offices.

F. Samuel Eberts III has served as Senior Vice President, Chief Legal Officer, Secretary and Chief Compliance Officer since January 1, 2009. Prior to that time he served as Senior Vice President, General Counsel since

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August 2004. Prior to joining LabCorp, he was Vice President, Secretary, and General Counsel of Stepan Company. Before joining Stepan Company, he was Assistant General Counsel for Cardinal Health, Inc. from 1998 to 2001 and Associate General Counsel for Allegiance Healthcare Corporation (Allegiance Healthcare Corporation was purchased by Cardinal Health in 1998). Prior to that time, he was Chief Counsel of the Biotech North America division of Baxter International Inc.

Glenn A. Eisenberg has served as Executive Vice President, Chief Financial Officer since June 2014. Mr. Eisenberg received his Bachelors of Arts degree from Tulane University in 1982 and his Master of Business Administration from Georgia State University in 1988. From 2002 until he joined LabCorp, he served as the Executive Vice President, Finance and Administration and Chief Financial Officer at The Timken Company, a $4.3 billion leading global manufacturer of highly engineered bearings and alloy steels and related products and services. Previously, he served as President and Chief Operating Officer of United Dominion Industries, now a subsidiary of SPX Corporation after working in several roles in finance, including Executive Vice President and Chief Financial Officer of United Dominion. Mr. Eisenberg served on the board of directors of Family Dollar Stores Inc. until July 2015, where he chaired the Audit Committee, and on the board of directors of Alpha Natural Resources Inc. until May 2015, where he was the lead independent director and chair of the Nominating and Corporate Governance Committee.

Lisa J. Uthgenannt has served as Chief Human Resources Officer since March 2015. Prior to that she served as Senior Vice President Human Resources for Covance since she joined Covance in November 2010. Prior to joining Covance, Ms. Uthgenannt held numerous leadership positions at Johnson & Johnson, in both medical devices and pharmaceutical businesses since 2000.

Savoy Acquisition Corp.

Name	Age	Country of Citizenship	Position
F. Samuel Eberts III	56	United States	Director, President and Secretary
Glenn A. Eisenberg	54	United States	Director, Executive Vice President and Treasurer
Sandra D. van der Vaart	56	United States	Assistant Secretary

F. Samuel Eberts III currently serves as Senior Vice President, Chief Legal Officer and Secretary of LabCorp.

Glenn A. Eisenberg currently serves as Executive Vice President and Chief Financial Officer of LabCorp.

Sandra D. van der Vaart has served as Deputy Chief Legal Officer of LabCorp since January 2016 and as Assistant Secretary of LabCorp since 2006. Ms. van der Vaart is responsible for managing LabCorp’s Legal Department. Prior to January 2016, she was Senior Vice President and General Counsel since January 2009. Prior to that time, she was Vice President, Assistant General Counsel and Director of Divisional Counseling since May 2004. From August 2002 to May 2004, she served as Assistant General Counsel and Director of Divisional Counseling. Prior to that, she was LabCorp’s Director of Corporate Compliance since January 2001. Prior to joining LabCorp, Ms. van der Vaart was an attorney with Smith, Helms, Mulliss and Moore, LLP.

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The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Sequenom or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, (including IRS Form W-9) and the Notice of Guaranteed Delivery and the IRS Form W-9 may be directed to the Information Agent at the location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford CT, 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll Free: (855) 222-5261

E-mail: sqnm@morrowco.com